UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              (AMENDMENT NO.1 )

                           STANFORD  MANAGEMENT  LTD.
                           --------------------------
                 (Name of small business issuer in its charter)

     Delaware                           1099               (Applied  For)
     --------                           ----                -------------
(State or jurisdiction   (Primary Standard Industrial  (I.R.S. Employee
of incorporation  or     Classification  Code  Number)  Identification No.)
organization)

420  -  625  Howe  Street
Vancouver, B. C. Canada, V6C 2T6             420  -  625  Howe  Street
(Tel:  604-608-0223)                    Vancouver,  B.  C.,  Canada,  V6C  2T6
--------------------                    --------------------------------------
(Address and telephone number of       (Address of principal place of business
principal  executive  offices)         or intended principal place of business


      The Company Corporation, 1013 Centre Road, Wilmington, DE 19805,
      -----------------------------------------------------------------
                             (Tel:  302-636-5440)
                             --------------------
            (Name, address and telephone number of agent of service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [x]

                         CALCULATION OF REGISTRATION FEE






TITLE OF EACH
CLASS OF SECURITIES    NUMBER OF        PROPOSED            PROPOSED
TO BE                  SHARES TO    MAXIMUM OFFERING   MAXIMUM AGGREGATE       AMOUNT OF
 REGISTERED          BE REGISTERED   PRICE PER SHARE     OFFERING PRICE    REGISTRATION FEE
-------------------  -------------  -----------------  ------------------  -----------------

Common Stock. . . .      1,000,000  $            0.20  $          200,000  $             100
-------------------  -------------  -----------------  ------------------  -----------------




(1) Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457 (o).


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFERING OR SALE IS NOT PERMITTED.

Preliminary  prospectus  subject  to  completion  dated  of  November  30, 2003.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. THE READER SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

               The date of this prospectus is               , 2003

                                TABLE OF CONTENTS





          PART I - INFORMATION REQUIRED IN PROSPECTUS          Page

Item 3. .Summary Information and Risk Factors                    3
Item 4. .Use of Proceeds                                        18
Item 5. .Determination of Offering Price                        19
Item 6. .Dilution                                               19
Item 7. .Selling Security Holders                               20
Item 8. .Plan of Distribution                                   20
Item 9. .Legal Proceedings                                      22
Item 10  Directors, Executive Officers, Promoters and
.. . . . . .Control Persons                                      22
Item 11 .Security Ownership of Certain Beneficial
           Owners and Management                                26
Item 12 .Description of Securities                              27
Item 13 .Interest of Named Experts and Counsel                  28
Item 14  Disclosure of Commission Positions of
 . . . . . Indemnification for Securities Act
           Liabilities                                          28
Item 15 .Organization Within Last Five Years                    30
Item 16 .Description of Business                                31
Item 17  Management's Discussion and Analysis or
           Plan of Operation                                    38
Item 18 .Description of Property                                48
Item 19 .Certain Relationship and Related Party
           Transactions                                         48
Item 20  Market for Common Equity and Related
 . . . . . Stockholders Matters                                 49
Item 21 .Executive Compensation                                 50
Item 22 .Financial Statements                                   50
Item 23  Changes In and Disagreement with
           Accountants on Accounting and Financial
           Disclosure                                           69

  PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24 .Indemnification of Directors and Officers              70
Item 25 .Other Expenses of Issuance and Distribution            70
Item 26 .Recent Sales of Unregistered Securities                70
Item 27 .Exhibits                                               72
Item 28 .Undertakings                                           72
         Signatures. . . . . .                                  74

                 PART I - INFORMATION REQUIRED IN THE PROSPECTUS


                       PROSPECTUS SUMMARY AND RISK FACTORS
                       -----------------------------------

                            STANFORD MANAGEMENT LTD.
                                  ("Stanford")

Stanford is offering (the "Offering") a minimum of 250,000 shares of its common stock at a price of $0.20 per share for a total consideration of $50,000 and a maximum of 1,000,000 shares of its common stock at a price of $0.20 per share for a total consideration of $200,000.

Before this Offering, there has been no public market for Stanford's common stock.

All  dollar  amounts  referenced  herein  are  in  United  States  dollars.

Stanford is making this Offering of up to 1,000,000 shares of common stock on a self-underwritten, minimum-maximum basis. Stanford will begin to sell the shares once Stanford has responded to all comments made by the United States Securities and Exchange Commission (the "SEC") regarding this Form SB-2 (the "Effective Date"). The Offering period will be twelve (12) months from the Effective Date. If during that time period, Stanford is unable to sell the minimum number of shares under this Offering, Stanford will update this Form SB-2 and continue the Offering for an additional 12 months from the date of the updating of this Form SB-2. At such time that a minimum of $50,000 in shares are sold, the proceeds will be distributed to Stanford for immediate use. If the minimum $50,000 in shares is not sold at the end of the additional twelve
(12) months, Stanford will return all proceeds to the investors without interest. During this continuous Offering period, the Stanford will sell subscriptions for shares at $0.20 per share.

Stanford  may  terminate  this  Offering  at  any  time.

If Stanford raises less than $50,000 in the Offering it may not be able to continue its proposed operations as detailed elsewhere in this Form SB-2. If this is the case, Stanford may consider conducting another public Offering or borrow the funds necessary to continue its operation.

If Stanford raises $200,000 it will be able to undertake its proposed exploration program as more fully described under Item 4 - Use of Proceeds on page 18.

Stanford will accept all subscriptions under this Offering and deposit the funds received into a separate bank account from the general bank account. This account will be an "escrow account" specifically opened to hold the proceeds of this Offering.

The proceeds from the sale of the shares will not be paid to Stanford until the $50,000 minimum in subscriptions is received. Stanford may keep the proceeds in its escrow bank account but will not use the proceeds until the minimum
requirements  are  met.   Any  interest  earned  will  not  be  returned  to the
investors.   The  minimum  purchase  is  $200.

It is Stanford's intention to seek a market maker to apply for trading on the OTC Bulletin Board, following the effectiveness of this Form SB-2 but there is no assurance its application will be approved.

Within 60 days of filing this Form SB-2, Stanford will become a "reporting company" under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Stanford intends to register the common stock under the 1934 Act as of the effective date of the Form SB-2. Stanford is a "small business issuer" as defined under Regulation S-B adopted under the Securities Act of 1933, as amended, and will file reports with the SEC pursuant to the 1934 Act on forms applicable to small business issuers.

Stanford intends to furnish annual reports to stockholders containing audited financial statements, quarterly reports and such other periodic reports as it may determine to be appropriate.

Stanford, a Delaware corporation, has ownership interest in the mineral rights on the mining claim called the "SF" claim. During the next several years, Stanford will explore the SF claim. Stanford's objectives are more fully described elsewhere in the Form SB-2. Stanford is considered an "exploration stage company" since there is no assurance that a commercially viable mineral deposit, a reserve, exists on the SF claim until appropriate exploration work is done and a comprehensive study based upon such work concluded legal and economic feasibility.

Stanford was incorporated under the laws of the State of Delaware on September 28, 1998. Its executive office is located at 420 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, (Tel: 604-608-0223), which is the business address of Stanford's President. Currently, the Stanford has two directors, Glen Macdonald and Vera McCullough but is planning to appoint a third director at its First Annual General Meeting of Shareholders to be held on September 19, 2003 - refer to page 45.

Stanford did not have sufficient capital in 2000 and 2001 to pay the annual costs to the State of Delaware and therefore on May 16, 2002 Stanford filed a Certificate of Renewal and the Revival of the Certificate of Incorporation to ensure it was in good standing in the State of Delaware (Exhibit 3.2).

Stanford  originally  considered  the development of a software protocol program for the restaurant industry, whereby a wireless menu system could be implemented. The system would be designed to be compliant with Palm Pilots which are currently readily available and widely used in the market for personal hand-held devices. Such a software protocol program would eliminate the need to develop a proprietary software program, which in turn would require design and manufacture of specific special purpose hardware components. The concept of this software program was dispensed with after several years due to a general lack of interest on the part of restaurants. Stanford decided to obtain a mineral property in British Columbia for development as more fully described elsewhere in this Form SB-2.

Stanford acquired on January 21, 2001 a 100% interest in the mineral rights to the "SF" claim, which will be explored for gold, platinum or other commercial minerals such as zeolite and bentonite. The mineral rights to the SF claim will expire on January 12, 2004 unless a minimum of $2,340 is spent on exploration work or cash is paid in lieu of exploration work to the Ministry of Mines and Energy for the Province of British Columbia.

Stanford will begin an exploration program on its claim contingent on the success of this Offering. The exploration program will cost Stanford $21,550 (refer to page 37) and if the exploration program is successful, Stanford will undertake a further exploration program on the SF claim.

RISK  FACTORS

Any potential investor should carefully consider the risks described below and other information in this Form SB-2. If any of the following risks occur, Stanford's business, results of operation and financial condition could seriously be harmed. Stanford's common stock does not have any value until it obtains a quotation on a recognized stock exchange. Stanford's share value could decline below the offering price in this Prospectus even if it obtains a quotation on a stock exchange due to the following risk factors.


RISKS  ASSOCIATED  WITH  THIS  OFFERING

1. STANFORD'S SHARE PRICE WILL BE SUBJECT TO THE PENNY STOCK RULE WHICH WILL RESULT IN ANY BROKER-DEALER INVOLVED IN STANFORD'S SHARES HAVING INCREASED ADMINISTRATIVE RESPONSIBILITIES WHICH WILL HAVE AN AFFECT ON STANFORD BEING ABLE TO RAISE FUNDS AND AN INVESTOR PURCHASING OR SELLING HIS SHARES.

Stanford's common stock is considered to be a "penny stock" because it meets one or more of the definitions in SEC Rule 3a51-1:

     (i)  it  has  a  price  of  less  than  five  dollars  per  share;

     (ii) it  is  not  traded  on  a  recognized  national  exchange;

     (iii) it is not quoted on the National Association of Security Dealers, Inc. ("NASD") automated quotation system (NASDAQ), or even if so, has a price less than five dollars per share; or

     (iv) is issued by a company with net tangible assets of less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years.

A broker-dealer will have to undertake certain administrative functions required when dealing in a penny stock transaction. Disclosure forms detailing the level of risk in acquiring Stanford's shares will have to be sent to an interested investor, current bid and offer quotations will have to be provided with an indication as to what compensation the broker-dealer and the salesperson will be receiving from this transaction and a monthly statement showing the closing month price of the shares being held by the investor. In addition, the broker-dealer will have to receive from the investor a written agreement consenting to the transaction. This additional administrative work might make the broker-dealer reluctant to participate in the purchase and sale of Stanford's shares.

From Stanford's point of view, being subject to the Penny Stock Rule could make it extremely difficult for it to attract new investors for future capital requirements since many financial institutions are restricted under their by-laws from investing in shares under a certain dollar amount. Ordinary investors might not be willing to to subscribe to shares in the capital stock of Stanford due to the uncertainty as to whether the share price will ever be able to be high enough that the Penny Stock Rule is no longer a concern.

Any new investor purchasing shares under this Offering might consider whether they will be able to sell their shares at the price of this Offering or higher since if no broker-dealer becomes involved with Stanford and Stanford is unable to raise future investment capital the price per share may deteriorate to a point that an investor's entire investment could be lost.

2. THIS OFFERING IS BEING SELF-UNDERWRITTEN BY STANFORD WITH NO INDEPENDENT DUE DILIGENCE UNDERTAKEN BY EITHER A QUALIFIED INDEPENDENT THIRD PARTY OR A BROKER-DEALER TO DETERMINE IF THE ASSETS, FUTURE INCOME POTENTIAL AND CAPABILITIES OF MANAGEMENT ARE PRESENT TO SUPPORT THE OFFERING PRICE UNDER THIS PROSPECTUS.

Stanford has decided to self-underwrite this Offering and thereby has eliminated any opportunity for a qualified independent third party such as a broker-dealer's legal counsel or the broker-dealer itself to examine the records of Stanford, discuss with management its future strategy and assess the assets and future income potential before making a decision whether the price under this Offering is reasonable. Without an independent review, Stanford might find it difficult to attract investors for this Offering since investors might be unsure whether the price per share is reasonable or not and if Stanford is unable to raise capital it might hinder the exploration activities of the SF claim. New investors are relying on Stanford's management to set a reasonable share price under this Offering and without independent verification by a broker-dealer or an independent third party there is no assurance that the price set herein is reasonable.

3. THE PRESENT SHAREHOLDERS HAVE PAID $0.001 PER SHARE WHEREAS THE NEW INVESTORS WILL BE PAYING $0.20 PER SHARE.

Originally all shares were sold for $0.001 per share; a price considerably below the Offering price under this Form SB-2. With this type of discrepancy, it might be difficult for Stanford to attract new investors who might not wish to contribute the majority of the money to Stanford for a considerably lesser number of shares (refer to Item 6 - Dilution). With this fact in mind, new investors should consider that if, and when, Stanford's shares are quoted on an exchange the existing shareholders could commence selling their shares at prices substantial below the Offering price herein and still make a profit.

4.   THERE  IS  NO  PUBLIC  MARKET FOR THE SHARES OF STANFORD AND THE SHARES MAY
     NEVER  BE  QUOTED  ON  ANY  EXCHANGE.

Prior to this Offering, there has been no public market for Stanford's shares and there may never be an active trading market for Stanford's shares. A new investor may not, once he or she has subscribed for the shares under this Offering, be able to dispose of his shares when he wishes to and if he is able to sell them privately he might not realize his original cost.

5. A MARKET MAKER MIGHT NOT BE ABLE TO BE MAINTAINED TO OVERSEE TRANSACTIONS IN THE TRADING OF STANFORD'S COMMON SHARES AND IF NO MARKET MAKER IS MAINTAINED THE TRADING SHARES MIGHT BE IMPAIRED.

If Stanford is unable to maintain at least one NASD broker/dealer as a market maker, the liquidity of the common shock could be impaired, not only in the number of shares of common stock which could be bought or sold, but also through possible delays in the timing of transactions, and lower prices than might otherwise prevail. Furthermore, the lack of market makers could result in Stanford's shareholders being unable to buy or sell shares of its common stock on any secondary market. Stanford may not be able to maintain such market makers and hence new investors might not be able to sell their shares.

6.   PREEMPTIVE  RIGHT  AND  CUMULATIVE  VOTING  RESTRICTIONS  MIGHT  AFFECT NEW
     INVESTORS  IN  HAVING  CONTROL  IN  THE  DEVELOPMENT  OF  STANFORD.

In accordance with Stanford's Articles of Incorporation and By-laws, there are no preemptive rights in connection with Stanford's common stock. This being the case, Stanford's existing and new shareholders might have a dilution in their percentage ownership of Stanford's stock in the event additional shares are issued under this Form SB-2 or in subsequent financings. Moreover, cumulative voting in electing directors is not provided for. Accordingly, the holder(s) of a majority of Stanford's outstanding shares, present in person or by proxy, will be able to elect all of its directors and thereby control Stanford. New investors might never have the opportunity to have any voice in the activities of Stanford and might eventually be deleted in ownership interest to a point that they will never be able to effectively offer any opposition to the activities of the control group.


RISKS  ASSOCIATED  WITH  STANFORD

1. STANFORD HAS A LIMITED OPERATING HISTORY IN WHICH NEW INVESTORS CAN VALUE THE PERFORMANCE OF STANFORD, ITS MANAGEMENT AND ITS FUTURE EXPECTATIONS.

Stanford commenced its operations in 1998 but only became involved in the mineral exploration industry in January 2001. With no past operating history, any meaningful evaluation of Stanford is difficult. Having been mainly inactive since its inception, Stanford is basically a start-up company and therefore there is no history available which will allow a new investor to assess its business plan, its management and its future operations. Without these three factors, a new investor cannot make a meaningful decision as to whether or not the purchase of shares in Stanford is a wise investment.

2. STANFORD HAS A LACK OF WORKING CAPITAL WHICH, UNLESS OBTAINED ON ACCEPTABLE TERMS IN THE FUTURE, WILL INHIBIT ITS FUTURE GROWTH STRATEGY.

The only present source of working capital available to Stanford is through the sale of common shares, incurring debt or other borrowing. At present, Stanford does not have adequate funds to conduct operations and financing may not be available when needed. Even if the financing is available, it may be on terms Stanford deems unacceptable or are materially adverse to shareholders' interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Stanford's inability to obtain financing would have a materially adverse effect on its ability to implement its growth strategy, and as a result, could require it to diminish or suspend its exploration program on the SF claim and possibly cease its operations. An investor may be investing in a company that does not have adequate funds to conduct its operations and, if so, an investor might lose all of his investment.

3. STANFORD HAS INCURRED LOSSES SINCE ITS INCEPTION AND THEREFORE HAS AN ACCUMULATED DEFICIT WHICH MIGHT AFFECT OBTAINING FUTURE CAPITAL.

Since inception, Stanford has incurred losses and has an accumulative deficit of $86,416 as at May 31, 2003. Stanford's ultimate success in fully implementing its mineral exploration program on the SF claim is dependent on its ability to raise additional capital. Having never made a profit or having had a cash flow will effect Stanford in being able to raise funds from the public since there is no certainty Stanford will ever be able to make a profit. New investors should carefully consider whether they wish to invest in a company who has incurred continual losses since its inception and may never be able to reverse this trend.

4. THE AUDITORS HAVE EXAMINED THE FINANCIAL STATEMENTS BASED ON STANFORD BEING A GOING CONCERN BUT HAVE SUBSTANTIAL DOUBT THAT IT WILL BE ABLE TO CONTINUE AS A GOING CONCERN.

Stanford's auditors, Amisano Hanson, in the audited financial statements attached to this Form SB-2 for the nine months ended May 31, 2003, have stated in their audit report the following:

     "The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in
     Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

The auditors are concerned that Stanford, without any established source of revenue and being dependent on its ability to raise capital from its shareholders or other sources might not be able to sustain operations. If this is the case, Stanford, without adequate future funding, might not be able to continue as a going concern. A new investor should give careful consideration to this fact since the capital they contribute to Stanford under this Offering may be the only capital which Stanford is able to raise. This might result in the total loss of the investor's investment.

5.   ABSENCE  OF CASH DIVIDENDS MAY AFFECT A SHAREHOLDER'S RETURN ON INVESTMENT.

The Board of Directors does not anticipate paying cash dividends on the outstanding shares, both now and in the future, and intends to retain any future earnings to finance its exploration activities on the SF claim or to seek additional claims. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial condition of Stanford, and will be subject to legal limitations on the payment of dividends out of paid-in capital. An investor should be aware that a dividend, either in cash or shares, may never be paid by Stanford and, therefore, the shares of Stanford should not be purchased by an investor as an income producing security.

6. THERE IS AN ABSENCE OF RECENT EXPLORATION ACTIVITIES ON THE SF CLAIM OTHER THAN SUFFICIENT EXPLORATION WORK TO MAINTAIN THE SF CLAIM IN GOOD STANDING WHICH HAS NOT RESULTED IN AN ORE RESERVE BEING DISCOVERED OR ANY REVENUE BEING DERIVED FROM THE SF CLAIM.

There has been no significant exploration activities on the SF claim in recent years, except for limited exploration during 2002 by Stanford to maintain the claim in good standing until 2004. Without a detailed work program being undertaken on the SF claim, no ore reserve has been identified, and may never be identified, and no other exploration company or entity has made an offer to purchase, lease or engage in any other transaction, such as a joint venture, with respect to the SF claim. Although Stanford incurred only nominal expenses to preserve its ownership and maintain the SF claim in good standing with the Ministry of Energy and Mines for the Province of British Columbia, it has received no revenue or other income from the SF claim. Investors should be aware the SF claim might never prove to have a commercially viable ore reserve and therefore will eventually lapse leaving Stanford with no mineral claim.

7. NO MATTER HOW MUCH MONEY IS SPENT ON EXPLORING THE SF CLAIM THERE MAY NEVER BE AN ORE RESERVE FOUND.

No matter how much Stanford spends on exploration activities it may never discover a commercially viable quantity of ore on the SF claim. Most exploration activities do not result in the discovery of commercially mineable deposits of ore. In fact, it is extremely remote that a mineral property will become a producing mine. An investor should not consider, by purchasing shares in Stanford under this Offering, that they are acquiring an interest in a future mining company since it is extremely unlikely Stanford will ever become a mining company.

8. THE UNCERTAINTY OF THE TOPOGRAPHY OF THE SF CLAIM WILL HAVE AN EFFECT ON THE FUTURE COST OF ANY EXPLORATION ACTIVITIES.

The SF claim is located on a fairly rugged hill with ridge topography ranging from 2,400 to 4,000 feet in elevation with a steep canyon at the north part of the claim. The SF claim is covered by a thin layer of glacial till. This ruggedness in the overlying area could affect during exploration the location of drilling sites and trenches, as well as the construction of any facilities. Platforms might have to be constructed to allow a drilling rig to function properly due to the unevenness of the ground. This will mean additional costs depending upon the drilling site selected by the geologist in-charge with the exploration activities. This factor, at the present time, is uncertain, and Stanford does not know if this factor will have a material adverse effect on the ability of Stanford to conduct its exploration activities. If the cost of exploration is prohibitive, Stanford might have to cease its operations on the SF claim. New investors should consider whether a more suitable investment for them would be a recognized mining company with mineral claims already in operation and no longer in the exploration stage.

9. THERE MIGHT NOT BE CAPITAL AVAILABLE WHEN NEEDED FOR THE EXPLORATION OF THE SF CLAIM DUE TO STOCK MARKET PRICES OR MINERAL PRICES AND, THEREFORE, THE RIGHTS TO THE MINERALS ON THE SF CLAIM MIGHT LAPSE DUE TO NO WORK BEING PERFORMED THEREON.

Traditionally, in the exploration industry, capital is available for exploration when metal prices are higher and unavailable when lower or investors' interest are directed to other industries; for example, oil and gas or hi-tech. In situations such as these, Stanford will find it more difficult to raise capital to carry on its exploration of the SF claim. If either the market price of shares of quoted exploration companies or mineral prices fall in the future, the capital received from new investors under this Form SB-2 might be the only capital Stanford is able to raise and therefore, if this is the case, the rights to the minerals on the SF claim might lapse due to no work being performed on the claim. New investors should give consideration to the vulnerability of a company which is subject to declines in the stock market and mineral prices to such an extent that it could lose the mineral rights to the SF claim.

10.  TITLE  TO  THE  SF  CLAIM  IS  NOT  HELD  IN  THE  NAME  OF  STANFORD.

The title of the SF claim is held in trust by the staker of SF claim. Even though the staker has signed a Bill of Sale Absolute, Stanford has not recorded it with the Ministry of Mines and Energy for the Province of British Columbia. Basically, Stanford, to record the Bill of Sale Absolute, must have a Free Miner License. Due to its present lack of funds it has not purchased this license. Therefore, the staker's creditors could lien the rights to the minerals on the SF claim and offer these rights for sale to another party. If this happens, Stanford will be without a mineral claim. Until the rights to the minerals on the SF claim have been formerly transferred to Stanford, a new investor might be wise to refrain from investing in any shares being offered under this Form SB-2.

11. THE SF CLAIM HAS NEVER BEEN SURVEYED AND THE EXACT BOUNDARIES OF THE CLAIM ARE UNCERTAIN.

The exact boundaries of the SF claim are uncertain since the claim has never been professionally surveyed. At this time, Stanford does not intend to undertake the cost of having the SF claim surveyed and therefore it may never know the exact boundaries of the claim. The problem in the future, if and when Stanford identifies an ore reserve, is that disputes could develop with other companies or parties as to the exact boundaries of the SF claim. If the ore reserve is partly or totally on another party's claim, Stanford would lose either the majority or part ownership in the ore reserve. Unless a mutually acceptable agreement can be reached, Stanford would have to enter into legal action which might take years and a great deal of money to settle. If Stanford was unsuccessful in its legal battle, it would lose the ore reserve and might be left with nothing to put into production. A new investor might consider this risk factor prior to making a decision in investing in Stanford's shares since the loss of part or all of any future ore reserve, if any, due to not undertaking an initial survey on the SF claim could be very costly to Stanford and have a detrimental effect on its share price.

12.  WEATHER  WILL  AFFECT  THE  EXPLORATION  ACTIVITIES  ON  THE  SF  CLAIM.

The weather in the Princeton area of British Columbia is varied in that during the months of November to early May the SF claim will be covered in snow whereas during the summer months the weather is hot and dry. Stanford might not be able to work during the winter months due to the snow conditions not allowing any meaningful exploration activities on the SF claim. Whereas, during the hot dry summer months, the Ministry of Forestry might close the Princeton area for fear of forest fires and therefore curtail any exploration activities on the SF claim. The weather might have a limiting effect on the exploration activities on the SF claim resulting in a longer period before Stanford will know if there is a viable commercial ore reserve on the SF claim. New investors might want to consider investing in a company where its mineral claims can be explored year-round since Stanford's share price might experience wide fluctuations; dropping during periods of inactivity on the SF claim and increasing in value during exploration.

13. EVEN THOUGH STANFORD IS YEARS AWAY FROM MINING THE SF CLAIM, THERE ARE RISK FACTORS INVOLVED WHICH WILL HAVE A DIRECT EFFECT ON WHETHER THE SF CLAIM WILL EVER BECOME A PRODUCING MINE.

The SF claim might never be brought into production as a mine but in the event that it did there are certain risk factors relating to mining which Stanford will have to be aware of and a potential investor know before making an investment decision.

     a. The rugged terrain of the SF claim could result in additional costs of protecting miners from personal injuries.

          For example, the unevenness of the ground could lead to leg injuries to workers, old and new mine workings might collapse due to the heavy weight of humans or machinery, adits might cave-in when workers are extracting the ore from them, facilities will have to be built with heavy wood or concrete to ensure they do not collapse during the harsh winter months and the construction of an adequate road to ensure supplies and men can be transported safely at all times during the year. Stanford does not know at this time what the actual cost will be to protect workers while developing profitable operations.

     b. The marketability of any minerals acquired or discovered may be affected by factors beyond the control of the Stanford.

          For example, zeolite and bentonite prices may fluctuate on the world markets and depending upon the price per ton at any given time will have a bearing whether Stanford can raise funds for extracting minerals from its mining operations. In addition, other marketing factors beyond the control of Stanford will be the supply of labor, access to mill facilities and the varying costs of transporting either broken rock or concentrate to refineries. Stanford had no way of controlling these costs and any unusual increase might limit the chances of extracting minerals profitably from the SF claim.

     c. Competition within the mining industry is very competitive as to obtaining capital, seeking mineral properties of merit and obtaining qualified staff to assist in the production of the SF claim.

          Stanford faces competition from other junior mining companies in connection with the acquisition of properties capable of producing gold, silver, copper and other commercial minerals. However, Stanford is unable to ascertain the exact number of competitor companies but will have to compete against such companies to acquire the funds to further explore the SF claim. There is no way Stanford can compete against the larger mining companies such as Falconbridge Ltd., Cominco Ltd., International Nickel Ltd., Placer Dome or Lac Minerals Ltd. since they are well funded and have reputations of being successful in the mining industry. Many of the other junior exploration companies have historical records of developing mineral claims and raising substantial funds from the investing public. Stanford has not yet proven itself and therefore cannot compete against these other junior companies. According, such competition, although customary in the mining industry, might result in delays, increased costs or other types of negative consequences affecting Stanford and the SF claim. New investors might be wise to consider an investment in other junior mining companies who have a proven track record before making an investment in Stanford.

     d. Environmental requirements prior to mining are difficult and expensive since there are many different Acts in the Province of British Columbia which Stanford will have to adhere to.

          Prior to commencing mining operations on the SF claim, if it ever does, Stanford must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. Such environmental concerns will include such things as:

          (i) surface impact - open pit or adit construction on the SF claim might not be allowed under the Mineral Tenure Act without a detailed study being performed on the environmental impact on wild life in the area;

          (ii) water usage - diversion of streams located on the SF claim might not be allowed without special permission under the Mineral Tenure Act since it will disrupt small fish living in the streams;

          (iii) cutting of timber - the Forest Act has provisions which require Stanford to make a proposal to the Ministry of Forestry prior to any timber being cut on the SF claim and might restrict certain trees from being removed unless a specific reason is given; such as safety; and

          (iv) building of facilities - the actual type of facilities required in a mining operation must be approved by the Ministry of Mines and Energy under the Mining Act and when operations are ceased they must be removed from the SF claim.

All these environmental concerns must be taken into consideration when making a production decision on the SF claim. If Stanford does not adhere to the requirements under various Acts passed by the Provincial Government of British Columbia, it may be fined or its production program delayed until it adheres to the various rules and regulations. Even though these risk factors are in the future and may never be of concern if Stanford does not go into production, a new investor should give careful consideration to whether such risk factors will be onerous enough to prohibit the future production of the SF claim.

14. STANFORD HAS NOT ENTERED INTO ANY CONTRACTUAL AGREEMENT WITH ITS OFFICERS AND DIRECTORS AND THEREFORE ANY TERMINATION ON THEIR PART WILL HAVE A DAMAGING EFFECT OF THE OPERATION OF STANFORD.

Stanford's directors and officers have varied business interests and are working for other companies. No member of management has signed a written employment agreement with Stanford and Stanford cannot afford to pay management. In the event, Glen Macdonald or Vera McCullough decides to resign as directors and officers of Stanford, Stanford may be unable to attract other qualified officers and directors. An investor might have an ownership interest in a company which is, in the future, controlled by a Board of Directors who do not have the qualification to manage an exploration company.

15. THE PRESIDENT OF STANFORD HAS CLIENTS AND IS A DIRECTOR OF OTHER COMPANIES IN THE MINING INDUSTRY WHICH MIGHT RESULT IN A CONFLICT OF INTEREST.

Glen Macdonald is a professional geologist who has numerous clients in the exploration and mining industry. These clients use a considerable amount of his time thereby reducing the time he can spend on the activities of Stanford. For example, Mr. Macdonald is a director of Starfield Resources Inc., a mineral exploration company quoted on the TSX Exchange in Toronto, Canada. A conflict of interest could develop in the event Mr. Macdonald knows of a mineral property for either sale or staking since he would have to offer it to both Starfield and Stanford. Stanford assumes Mr. Macdonald will act fairly to both companies in such matters but has no way of knowing if this will be the case. An investor might want to consider whether he is interested in purchasing shares in a mining company where the President is involved with other companies in the same business, unable to devote full time to the activities of Stanford and may or may not give Stanford the opportunity to acquire properties of merit of which he has knowledge.

16. WITH ONLY THE PRESIDENT OF STANFORD HAVING ANY MINING EXPERIENCE, STANFORD MIGHT HAVE TO RELY UPON OUTSIDE CONSULTANTS TO ASSIST IN THE EXPLORATION OF THE SF CLAIM.

Glen Macdonald is a professional geologist but Ms. McCullough has no experience at all in the exploration and mining industry. Stanford will be dependent on Mr. Macdonald's expertise in any exploration program on the SF claim. Stanford will, if Glen Macdonald is unavailable, have to rely on outside consultants who are familiar with the exploration industry in British Columbia. Using consultants will be an expensive way to explore the SF claims since consultant fees generally are higher than the use of full or part time employees. Capital raised will quickly be spent if Stanford has to rely on consultants and not the services of Mr. Macdonald. New investors might wish to consider if this is the way that they want their money, from the purchase of shares, to be spent.

17. THE DIRECTORS AND OFFICERS DO NOT WORK FULL TIME ON THE AFFAIRS OF STANFORD AND THIS LIMITED TIME MIGHT HAVE AN ADVERSE EFFECT ON THE OPERATION OF STANFORD.

Both Glen Macdonald and Vera McCullough work approximately 5 hours each during a given month due to having other job commitments. Therefore, Stanford does not have full time staff working for it which might have the effect of lengthening the time it will take for the exploration on the SF claim to either realize there is an ore reserve associated with it or that Stanford should consider other properties. An investor might wish to consider, before purchasing shares in Stanford, as to whether they wish to be involved in a company where the directors and officers work only a few hours a month on its activities.

18. STANFORD DOES NOT HAVE THE FUNDS AVAILABLE TO PURCHASE AN INSURANCE POLICY TO PROTECT ITSELF IN THE EVENT ITS DIRECTORS AND OFFICERS DEPARTS.

Stanford does not have an insurance policy for loss of its directors and officers since it is not prepared to currently pay the premiums for such a policy. In the event Mr. Macdonald departs Stanford, there will be no insurance proceeds to entice another geologist to become an officer and director of Stanford and no other members of the present management team have a geological background. This lack of insurance proceeds might result in Stanford not being able to obtain an individual with the qualifications it desires. With Stanford unwilling to pay the premiums of an insurance policy due to its lack of capital, a new investor might wish to consider a company where there is a larger management team, some of the members having a professional geological designation, in the event that one departure will not affect the future operations of the company.

19. STANFORD HAS ENTERED INTO INDEMNITY AGREEMENTS WITH ITS OFFICERS AND DIRECTORS WHICH COULD RESULT IN SUBSTANTIAL EXPENDITURES AND MAYBE MONETARY DAMAGES AS A RESULT OF THEIR ACTIONS.

Stanford's Articles of Incorporation provide that it may indemnify any director, officer, agent or employee against certain liabilities. In addition, on September 30, 2002, Stanford entered into an Indemnity Agreement with both Glen Macdonald and Vera McCullough - refer to Exhibit
99.2. The foregoing indemnification could result in substantial expenditures by Stanford and prevent any monetary recovery from them for losses incurred by Stanford as a result of their actions. It is Stanford's understanding that, in the opinion of the SEC, indemnification is against public policy as expressed in the Security Act of 1933, as amended, and is, therefore, unenforceable. Nevertheless, a new shareholder might not wish to invest in a company who has indemnified its officers and directors for their actions which could result in substantial legal costs and court ordered penalties which might render Stanford insolvent.

                   GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS


BASE METAL     -  Any  of  the  more  common  or  chemically  active  metals

BENTONITE      -  A  clay  formed  by  the  alternation  of  volcanic  ash.

BRECCIA        - A coarse-grained rock, composed of angular broken rock
                 fragments                  held together  by  a  mineral
                 cement  or  in  a  fine-grained  matrix.

COAL          -  A  readily combustible rock containing more than 50% by weight and  more  than 70% by volume of carbonaceous material,
                 including                  inherent  moisture;  formed  from
                 compaction and induration of various altered plant materials.

DEPOSIT       -  Anything  laid  down, includes mineral matter in any form that
                 Is precipitated  by  chemical  or  other  agent,  as  the ores
                 In veins.

ESCARPMENT     - A long, more or less continuous cliff or relatively steep slope facing in one general direction, breaking the continuity of the land by separating two level or gently sloping surfaces, and produced by erosion or by faulting.

GEOCHEMICAL   -  Search  for  economic  mineral  deposits.

GLACIAL  TILL -  Dominantly  unsorted  and  unstratified  drift,  generally unconsolidated,  deposited  directly  by  and  underneath a
                 glacier without      subsequent  reworking  by  meltwater,
                 and consisting of a mixture of clay,      silt,  sand  gravel
                 and  boulders  ranging  widely  in  size.

INTERSTITIAL  -  A mineral deposit in which the minerals fill the pores of the host  rock.

INTRUSION     -  A body of igneous rock which has formed itself into pre-
                 Existing rocks either along some definite structural feature or by deformation and cross-cutting of the invaded rocks.

JURASSIC      -  A specific geologic time period from 208.0 million years to
                 145.6 million  years  before  present.

KIMBERLITE    -  A  mineral which occurs in vertical pipes, dikes and sills and is the principal original environment of diamonds but only a small percentage of the known kimberlite occurrences are diamondiferous.

LAPILLI       -  Pyroclastics  that  may  be  either  essential,  or accidental in origin.

LAVA          -  Fluid rock such as that which issues from a volcano; also, such rock solidified.

LIMB           - That area of a fold between adjacent fold hinges.  It generally has a greater radius of curvature than the hinge region and may be planar.

MUDSTONE      -  An indurated mud having the texture and composition of shale; a massive, fine grained sedimentary rock in which the proportions of clay and silt are approximate.

ORE           -  Any material containing valuable metallic constituents for the sake of which  it  is  mined  or  worked.

OUTCROP       -  The  part  of a rock formation that appears at the surface of the ground.


PLATINUM      -  A malleable and ductible silvery-white metal, when pure.  Used in jewelery, wire, vessels for laboratory use, and in many valuable instruments including thermocouple elements.

PLUTON        -  A body of medium-to coarse-grained igneous rock that formed
                 Beneath the  surface  by  crystallization  of  a  magma.

QUARTZ        -  A  general term  for  a variety of cryptocrystalline varieties
                 Of SiO2.

RESERVE       -  That  part  of  a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals.

RIDGE         -  A  long  narrow  elevation  of the Earth's surface, generally
                 Sharp crested with steep sides, either independently or as part of a larger mountain or hill.

SEDIMENTARY
 ROCK         -  A rock resulting from the consolidation of loose sediment that  has  accumulated  in  layers.


SHALE         -  A  fine  grained  sedimentary rock formed by consolidation of clay, silt  or  mud.

SHEAR  ZONE   -  A tabular zone of rock that has been crushed and brecciated by many  parallel  fractures  due  to  shear  strain.

SILICEOUS     -  Relating  to  silica.

STAKING       -  "Staking"  of a claim is the method used by the Ministry of
                 Mines for the Province of British Columbia in verifying title to the minerals on Crown property. The individual staking a claim, known as the "staker" prepares a post on the unstaked property and defines this post as the corner post or "identification" post. A serial pre-numbered tag, purchased from the Gold Commissioner's office (a department of the Ministry of Mines of British Columbia), is affixed to the post and the date and time of preparing the post is recorded on it as well as the name of the claim. The staker is required to define the perimeter of the claim with a clearly marked line. Upon completion of marking the perimeter the staker records the number of units being staked upon the metal tag on the corner post. This information is recorded on a "4 Post Mineral Claim" form and filed with the Gold Commissioner's Office.

SYNCLINAL     -  An  obsolete  form  of  syncline.

TREND         -  A  general  term  for  the direction or bearing of the outcrop of a geological feature of any dimension, such as a vein.

TUFF          -  The  general  name  for the unconsolidated material is ash, which on consolidation  is  called  a  tuff.

ULTRABASIC    -  Said of an igneous rock having a silica content lower than that of  a  basic  rock.

VEIN          -  A mineral filling of a fault or other fracture in a host rock, often associated  with  the  replacement  of  the  host  rock.

VOLCANIC
ROCK          -  A  generally  finely  crystalline  or  glassy igneous rock resulting from volcanic action at or near the Earth's surface, either ejected explosively or extruded as lava.

ZEOLITE       -  A  generic term  for class of hydrated silicates of aluminum and either  sodium  or  calcium  or  both.

FORWARD  LOOKING  STATEMENTS

This Form SB-2 contains certain forward-looking statements within the meaning of
Section  27A  of  the  1933  Act  and  Section  21E  of  the  1934  Act.   Such
forward-looking statements include, but are not limited to, statements regarding Stanford's future development plans regarding the exploration of the SF claim and the planned use of proceeds. Actual results could differ from those projected in any forward-looking statement. The forward-looking statements are made as of the date of this Form SB-2 and Stanford assumes no obligation to update such forward-looking statements, or to update the reasons why actual results may differ from those projected in the forward-looking statements. Numerous factors, including without limitation those factors mentioned in the above Risk Section of this Form SB-2, could cause future results to differ substantially from those contemplated in such forward-looking statements. A number of the factors that may influence future results of operations are outside Stanford's control.

                            ITEM 4.  USE OF PROCEEDS

The primary purpose of this Offering is to provide additional capital required to support Stanford's continued exploration of the SF mineral claim. While Stanford cannot predict with certainty how the proceeds will be used in the exploration process of the SF mineral claim, Stanford currently intends to use them approximately as follows:





                                                   ($50,000)                  ($200,000)
                                                    Minimum                    Maximum
                                                     Dollar      Percentage     Dollar    Percentage
                                                   ----------   ------------  ---------- -----------
Offering Expense
(Item 25) . . . . . . . . . .                 .  $    11,500       23.00   $    12,200      6.10

Estimated exploration
program (page 37). . . . .                            21,550       43.10        21,550     10.78

Estimated Phase 11 (i) . . . . . . . . . . . . .           -           -        50,000     25.00

Payment to creditors
other than related
parties.                                               10,000       20.00        15,000     7.50

Working capital (ii) . . . . . . . . . . . . . .        6,950       13.90       101,250    50.62
                                                  ------------  ----------  -----------   ------

                                                  $    50,000      100.00   $   200,000   100.00
                                                  ============  ==========  ===========   ======




(i) Depending upon the results of prospecting the SF claim and the soil sample results obtained, as recommend by John Jenks on page 36, a secondary exploration program might be warranted. Further prospecting and soil sampling might be considered to identify an area of interest whereby a drilling program will be contemplated. At this time, Stanford is unable to accurately budget the cost of a further exploration program and therefore has assumed a cost of approximately $50,000.

(ii) The net proceeds of the Offering remaining in working capital will be invested in short-term, interest bearing-investments or accounts.

The foregoing represents Stanford's best estimate of its use of the proceeds derived from this Offering based on its present plans, the state of its business operations and current conditions in the mining industry which Stanford operates. Stanford reserves the right to change the use of proceeds if unanticipated regulatory or competitive conditions adversely affect Stanford.

The cost, timing and amount of funds Stanford needs cannot be precisely determined at this time and will be based on numerous factors. The Board of Directors has broad discretion in determining how the proceeds of this Offering will be applied.

Other than indicated above, the proceeds from this Offering will not be used to discharge debts to related parties. In addition, it is anticipated that the proceeds will not be used to acquire assets or finance the acquisition of other businesses.

As noted under Item 17 - Management's Discussion and Analysis or Plan of Operations, if the minimum Offering is subscribed for there will not be adequate funds available to meet the cash requirements over the next twelve months. If this is the situation the directors will have to advance funds to Stanford to maintain it in good standing for the twelve-month period. Glen Macdonald has indicated he will provide sufficient capital to ensure Stanford does not lose the rights to the SF claim and become a blank check company. No agreement or written commitment has been entered into between Glen Macdonald and Stanford.

Upon the effective date of this Form SB-2 filed under the Securities Act by Stanford, Stanford shall report the use of proceeds on its first periodic report filed pursuant to sections 13(a) and 15(b) of the Exchange Act (15 U.S.C. 78m(a) and 78o(d)) after effectiveness of its Form SB-2, and thereafter on each of its subsequent periodic reports filed pursuant to sections 13(a) and 15(d) of the Exchange Act through the latter of disclosure of the application of all the Offering proceeds, or disclosure of the termination of the Offering.


                    ITEM 5.  DETERMINATION OF OFFERING PRICE

Since Stanford's shares of common stock are not listed or quoted on any exchange or quotation system, the offering price of the shares of its common stock was arbitrarily determined. The facts considered in determining the Offering price were Stanford's financial condition and prospects, its limited operating history and the general condition of the securities market. The Offering price is not an indication of and is not based upon the actual value of Stanford. The Offering price bears no relationship to Stanford's book value, assets or earnings or any other recognized criteria of value. The Offering price should not be regarded as an indicator of the future market price of Stanford's securities.


                                ITEM 6.  DILUTION

As at May 31, 2003, Stanford had a negative net tangible book value of $21,116 or a negative $0.01 per share based on the existing outstanding shares of 2,358,500.

If the minimum number of shares is subscribed for under this Offering, the net tangible book value will increase by $50,000 to a positive amount of $28,884 or $0.01 per share based on 2,608,500 shares outstanding. The effect to the existing shareholders would be an increase of nearly $0.01 for the shareholders who purchased shares at $0.001 per share and the remainder of the original shareholders at no change whereas the new shareholders acquiring shares under this Offering would suffer an immediate loss per share of $0.19. In addition, after the minimum Offering the new shareholders would only have 9.6 percent of the issued and outstanding shares whereas the original shareholders would have 90.4 percent.

If the maximum number of shares is subscribed for under this Offering, the net tangible book value will increase by $200,000 to a positive amount of $178,884 or $0.05 per share based on 3,358,500 shares outstanding. The effect to the existing shareholders who purchased their shares at $0.001 per share would have an increase of approximately $0.05 per share and the original shareholders acquiring their shares at $0.01 per share would have an immediate increase of $0.04 per share whereas the new shareholders acquiring shares under this Offering would suffer an immediate loss per share of $0.15. In addition, after the maximum Offering the new shareholders would only have 29 percent of the issued and outstanding shares whereas the original shareholders would have 71 percent.

The following table summarizes the effect of issuing the maximum number of shares under this Offering and its effect upon the existing new investors.


                               Shares  Purchased            Total  Consideration
                               -----------------            --------------------
                         Number          Percent          Amount         Percent
                         ------          -------          ------         -------
Existing  Shareholders    2,358,500     `    70.2          $    5,450        2.7
New  Investors            1,000,000          29.8             200,000       97.3
                          ---------          ----             -------       ----
                          3,358,500         100.0             205,450      100.0
                          =========         =====             =======      =====

There are no outstanding stock options, warrants or rights which, if outstanding, would have caused further dilution to the new investors.

All shares to be issued under this Form SB-2 will be for cash consideration only. No shares will be issued in consideration of amounts owed by Stanford to either third or related parties. Vera McCullough will purchase 25,000 shares under this Offering for cash consideration only.

                        ITEM 7.  SELLING SECURITY HOLDERS

There  are  no  selling  securities  holders  under  this  Form  SB-2.


                          ITEM 8.  PLAN OF DISTRIBUTION

Up to 1,000,000 shares of common stock of Stanford will be sold under this Form SB-2 if all shares offered are subscribed for. Stanford is not using the services of an underwriter and therefore is under no underwriting obligations since it will self-underwrite this Offering. No compensation, in either cash or shares, will be paid to any director, officer, finder or another third party for assisting in selling any securities under this Offering.

The directors and officers will not be registered as a broker-dealer pursuant to
Section 15 of the Securities Act of 1934 in reliance upon Rule 3(a) 4-1. Rule 3(a) 4-1 sets forth those conditions under which a person associated with Stanford may participate in the Offering of Stanford's securities and not be deemed to be a broker-dealer. The conditions are that:

     1. None of such persons are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;

     2. None of such persons are compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

     3. None of such persons are, at the time of his participation, an associated person of a broker-dealer; and

     4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (a) primarily perform, or are intended primarily to perform at connection with transactions in securities; and (b) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve months; and
          (c) do not participate in selling and offering of securities for Stanford more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

This Offering will commence once the SEC has no further comments on this Form SB-2 and continue for a 12-month period thereafter. If Stanford is unable to sell the minimum number of shares under this Offering, it will update this Form SB-2 and continue the Offering for an additional 12 months from the date of the updating of this Form SB-2. The procedure for purchasing shares is as follows:

1. The investor will execute and deliver a Share Subscription Agreement (the "Agreement") in the format as indicated in Exhibit 99.1. The Agreement is the investor's acceptance of Stanford's offer to sell him or her shares of common stock. Stanford will review the executed Agreement and decide if it will accept the offer to buy its common shares. If Stanford accepts, the Agreement will be signed by an authorized signatory of Stanford and a copy will be returned to the subscriber.

2. The investor will deliver a check or certified funds to Stanford for the acceptance or rejection.

All checks for the purchase of shares must be made payable to "Stanford Management Ltd."

Stanford has the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All funds received from rejected Agreements will be returned immediately to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after Stanford receives the Agreements.

The estimated fees and expenses, which will be paid by Stanford, associated with the issuance and distribution of the securities being registered are more fully described under Item 25 - Other Expenses of Issuance and Distribution.

                           ITEM 9.  LEGAL PROCEEDINGS

Stanford is not aware of any pending legal proceeding contemplated by a governmental authority, or concerning its business or the SF claim, that involves primarily a claim for damages in excess of ten percent of current assets excluding interest and costs. As of the date of this filing, Stanford is not a party to any legal proceeding, either as plaintiff or defendant. Thus, the financial statements have not been adjusted to reflect any material uncertainty regarding exposure to liability in legal proceedings.

     ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS,  EXECUTIVE  OFFICERS  AND  PROMOTERS

The name, municipality of residence, position held within Stanford, principal occupation of each of the directors and officers and the date the individual was first elected or appointed are set forth in the following table. Each director is to serve until the Annual Meeting of Shareholders or until his or her successor is elected or appointed. Unless otherwise indicated, each director and officer has been engaged for the past five years in the specified principal occupations or in other executive capacities with the companies or firms referred to, or with affiliates or predecessors thereof.





NAME AND                       POSITION OR         PRINCIPAL OCCUPATION         YEAR       VOTING SHARES
MUNICIPALITY OF               OFFICE WITHIN               FOR THE              BECAME A     BENEFICIALLY
RESIDENCE                        STANFORD             PAST FIVE YEARS          DIRECTOR       OWNED (1)
Glen Macdonald. . . . . . .  President,            Professional Geologist      2002 (3)        400,000
Vancouver . . . . . . . . .  and                   Consultant for various
British Columbia. . . . . .  Director (2)          major and junior mining
Canada. . . . . . . . . . .                        companies

Vera McCullough . . . . . .  Secretary-            Comptroller of electrical   2001 (4)           NIL
Vancouver,                   Treasurer and         company since 1972
British Columbia   . . . .   Director (2)
Canada




(1) The information as to shares beneficially owned, not being within the knowledge of Stanford, has been furnished by the respective nominees.

(2)  Directors  who  are  members  of  the  Audit  Committee.

(3) Glen Macdonald was appointed a Director on October 23, 2002, President on October 24, 2003 and Chief Executive Officer on August 8, 2003.

(4) Vera McCullough was appointed a Director and Secretary Treasurer on May 21, 2001 and Chief Accounting Officer on August 8, 2003.

Audit  Committee

The  Audit  Committee  of Stanford currently consists of Glen Macdonald and Vera
McCullough.   The  Audit  Committee  has  received  and  discussed  the  audited
Financial statements. Glen Macdonald, on behalf of the Audit Committee, has discussed with the independent auditors the matters required to be discussed by SAS 61 and has received the written disclosures and the letters from the Independent accountants required by Independence Standards Board Standard No. 1. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Stanford's Form SB-2.

The overall general function of the audit committee is to review the overall audit plan and Stanford's system of internal control, to review the results of the external audit, and to resolve any potential dispute with Stanford's auditors. The percentage of common shares beneficially owned, directly or indirectly, or even which control or direction is exercised by all directors and officers of Stanford, collectively, is approximately 17 percent of the total issued and outstanding shares. The directors will be appointing 2 independent members of the Audit Committee; each one being a non-director and non-officer of Stanford. These individuals have not yet been identified.

The  following  are  biographies  of  the  directors  and  officers of Stanford.

GLEN MACDONALD, 55, attended the University of British Columbia and obtained degrees in economics and geology in 1972 and 1973 respectively. He attended the Masters Program for Artic engineering at the University of Alaska for a year but did not graduate with his Masters Degree due to family matters. He is a member of the Alberta Professional Engineers, Geologists and Geophysicists Association and a member of the British Columbia Association of Professional Engineers and Geoscientists. He has experience in grade control and ore reserve definition at 2000 plus underground mine and has been a project manager for exploration programs with budgets that exceed $2,000,000. Between 1973 and 1974, Mr. Macdonald worked for Whitehorse Copper Mines Ltd. in the Yukon where his duties involved exploration activities around the mine as well as grade control underground. In 1975, Mr. Macdonald was employed as District Manager with
Noranda Mines Ltd in the Yukon and parts of the North West Territories in Canada. Noranda Mines is involved in base metal exploration such as copper and zinc and to a much lesser extent in gold and silver. As District Manager, Mr. Macdonald was responsible for identifying mineral properties of merit for either joint venture with other companies or the outright purchase of the mineral claim in question. Mr. Macdonald was also responsible for a project which included design and management of a placer mine which was a 2 to 3 year project employing up to 10 professional staff plus ancillary personnel. In addition, he was responsible for the identification, design and management of a joint venture project between Noranda Mines and Westinghouse to look for tungsten in the North West Territories and Alaska. In 1983, Mr. Macdonald left his position with Noranda and became an independent consultant. Since 1983, he has worked as a consultant for a number of junior and major mining companies; some of which include AGIP, Tenajon Resources, Ashton Mines and American Express Leasing. As a consultant his duties included the design, implications and management of core drilling projects either in British Columbia, North West Territories or the Yukon. In the designing, implicating and managing of the various exploration programs for his clients he was responsible for the prospecting, mapping, undertaking various geochemcial surveys which would lead to the eventual acquisition of the mineral claim under examination. In addition, his responsibilities included mine resources definition for extraction, project results analysis, project design and management, government liason, report writing for professional corporate purposes and general corporate direction. During 2002 and 2003, he acted as exploration manager for New Shoshoni Ventures Ltd where he negotiated the acquisition of Drybones Bay Kimberlite Ltd which had been inactive for the past five years. Within this company was a property containing diamondbearing kimberlite and Mr. Macdonald designed the program required to further the geophysical and other exploration techniques to allow a decision to be made to commence a winter drill program on the property. This has lead to the discovery of a new diamond bearing kimberlite.

VERA McCULLOUGH, 55, graduated from New Westminister Senior Secondary in 1965 and was subsequently employed with BC Telephone where she became Supervisor of Operations responsible for scheduling and hiring. In 1972 she left her position at BC Telephone and started work for Brothers Electric Ltd. of Vancouver, British Columbia; an electrical contracting company doing work in both the commercial and residential housing area. Her position in Brothers Electric Ltd was as Comptroller in which her responsibilities included overseeing the estimating of various commercial and residential jobs, setting up budgets for over all review by management, accounting for accounts receivable and answering any complaints from customers, ensuring adequate controls were established over accounts payable and ensuring timely payment of all outstanding invoices, control over payroll including remittances to the various governmental agencies, reviewing complaints from staff members and assisting, where possible, in the annual evaluation of personnel, and overseeing the daily operations of the office and warehouse facilities. In 2001, she retired from her position and has not obtained further employment since she has decided for the present time to remain at home.

Glen  Macdonald  holds  a  directorship  on  the  following reporting companies:

          Starfield Resources Inc. (OTC.BB - SRFDF and TSX - SRU) Thelon Ventures Ltd. (TSX - THV)
          Otish  Mountain  Ventures  Inc.  (TSX  -  OTS)
          Golden  Caribou  Resources  Ltd.  (TSV  -  GCC)
          Solitaire  Minerals  Corporation  (TSV  -  SLT)

Vera McCullough does not hold a directorship position on any other reporting companies.

Family  Relationships

There are no family relationships among directors, executive officers, or persons nominated or chosen by Stanford to become directors or executive officers.

Significant  Employees,  Full  and  Part  time  and  Hours  Worked

Other than the two directors of Stanford, Glen Macdonald and Vera McCullough, Stanford has no other employees. If Glen Macdonald is not available during the exploration of the SF claim, Stanford will have to consider hiring consultants to oversee the exploration activities. The consultants would only be hired for the duration of the exploration program and once it has been completed they will no longer be engaged in any activities of Stanford. Stanford does not wish, at the present time due to lack of capital, to retain employees during periods when the SF claim is not being explored.

Glen Macdonald and Vera McCullough do not work full time for Stanford. They may each spend up to 5 hours a month on administrative work for Stanford - refer to Risk Factor #17 on page 14. During the exploration program, it is anticipated Glen Macdonald will spend approximately 20 hours a week on supervising the program. Mr. John Jenks, whose exploration budget is shown on page 37, has no agreement with Stanford to serve as a consultant or to work for Stanford in any other capacity.

Involvement  in  Certain  Legal  Proceedings

To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of Stanford:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by the court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filings;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

     (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

     (ii) engaging  in  any  type  of  business  practice;  or

     (iii) engaging in any activities in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activities;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

     ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  BENEFICIAL  OWNERS

The following table sets forth information regarding the beneficial ownership of shares of Stanford's common stock as of July 31, 2003 (2,358,500 shares issued and outstanding) by all directors, executive officers and beneficial owners.





TITLE OR                       NAME AND ADDRESS OF               AMOUNT OF          PERCENT OF
CLASS                         BENEFICIAL OWNER (1)        BENEFICIAL OWNERSHIP (2)    CLASS
-----------------------  ----------------------------     ------------------------  ----------
Common                       Glen Macdonald
Stock                        420 - 625 Howe Street
  . . . . . . . .            Vancouver,British Columbia
       . . . . . .           Canada, V6C 2T6                   400,000 (3)              17

Common                       Vera McCullough
Stock                        40 Sweetwater Place
 . . . . . .           . .   Lions Bay, British Columbia
       . . . . . .           Canada, V0N 2E0                     Nil (4)               Nil

Common. . . . . . . .    Ownership of all Directors and
Stock . . . . . .        Officers as a group                    400,000                17




(1) Mr. Macdonald has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by him.

(2) Under Rule 13-d of the Exchange Act, shares not outstanding but subject to options, warrants, rights and conversion privileges pursuant to which such shares may be required in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers of Stanford have any options, warrants, rights or conversion privileges outstanding.

(3) The shares held by Glen Macdonald are restricted since they were issued to a former director in compliance with an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Macdonald could sell a percentage of his shares based on one percent of the issued and outstanding shares of the Stanford. In other words, Mr. Macdonald's shares can be sold after the expiration of one year in compliance with the provisions of Rule
     144.  The  share  certificate  bears  a  'stop  transfer'  legend  on  it.

(4) Vera McCullough presently does not own any shares in Stanford but is planning to acquire for cash 25,000 shares under this Offering. When issued these shares will be restricted from trading in compliance with an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mrs. McCullough could sell a percentage of her shares based on one percent of the issued and outstanding shares of Stanford. In other words, Mrs.

     McCullough's shares can be sold after the expiration of one year in compliance with the provisions of Rule 144. The share certificate will have a 'stop transfer' legend stamped on it.

Presently the escrow position is the 400,000 shares held by Glen Macdonald which represents 17% of the issued shares. With the purchase of 25,000 shares by Vera McCullough, the new escrow percentage in relationship to the issued shares will decrease to 12.7% if the maximum shares are subscribed for and 16.3% if the minimum shares are subscribed for.


                       ITEM 12.  DESCRIPTION OF SECURITIES

The securities being offered are shares of common stock. The authorized capital of Stanford consists of 25,000,000 common shares with a par value of one tenth of a cent ($0.001) per share, amounting to twenty five thousand dollars
($25,000).   The  holders  of  common  stock  shall:

- have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of Stanford;

- are entitled to share ratably in all of the assets of Stanford available for distribution upon winding up of the affairs of Stanford; and

- are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

The  shares  of  common  stock  do  not  have  any  of  the  following  rights:

-    preference  as  to  dividends  or  interest;

-    preemptive  rights  to  purchase  in  new  issues  of  shares;

-    preference  upon  liquidation;  or

-    any  other  special  rights  or  preferences.

In  addition,  the shares are not convertible into any other securities.   There
are  no  restrictions  on  dividends  under  any  loan  agreements.

Non-Cumulative  Voting.

The holders of shares of common stock of Stanford do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of Stanford's directors.

Dividends

Stanford has not declared or paid any dividends on its common stock. It does not currently anticipate paying any cash dividends in the foreseeable future on its common stock, when issued pursuant to this Offering. Although Stanford intends to retain its earnings, if any, to finance the exploration and growth of the SF claim, its Board of Directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon

Stanford's earnings, capital requirements, and other factors, which its Board of Directors may deem relevant.

Because Stanford does not intend to make cash distribution by way of dividends, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurance that the Offering price of $0.20 per share as indicated in this Form SB-2 will be able to be realized by any shareholder liquidating their share position in the future. A distribution of revenues will be made only when, in the judgment of Stanford's Board of Directors, it is in the best interest of Stanford's stockholders to do so.

Change  in  Control  of  Stanford

Stanford does not know of any arrangements which might result in a change in control.

Registered  Office

Stanford has engaged the service of Chennell Mowbray, The Company Corporation, 1013 Centre Road, Wilmington, DE 19805, to act as registrar.

Transfer  Agent

Stanford has engaged the services of Nevada Agency & Trust Company, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 to act as transfer agent.

Debt  Securities  and  Other  Securities

There  are  no  debt  securities  outstanding  or  any other form of securities.


                 ITEM 13.  INTEREST OF NAMED EXPERTS AND COUNSEL

Other than as set forth below, no named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in Stanford, or was a promoter, underwriter, voting trustee, director, officer, or employee of Stanford.

Stanford's auditors are Amisano Hanson, Chartered Accountants, 604-750 West Pender Street, Vancouver, British Columbia, Canada, who examined the financial statements of Stanford for the four years ended August 31, 2002 and for the nine months ended May 31, 2003 in conformity with accounting principles generally accepted in the United States. The fee paid to Amisano Hanson was $5,100; no other fees were paid for non-audit services.


  ITEM 14.  DISCLOSURE OF COMMISSION POSITIONS ON INDEMNIFICATION FOR SECURITIES
                                 ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Stanford pursuant to the following provisions or otherwise, Stanford has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to a corporation or its stockholders for violations of the director's fiduciary duty, except:

     - for any breach of a director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

     - for any transaction from which a director derived an improper personal help

Section 145 of the DGCL provides, in summary, that directors and officers of a Delaware corporation are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnity has met the applicable standard of conduct.

The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of Stanford and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Delaware law. By virtue of these provisions, and under current Delaware law, a director of Stanford will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

     a.   breach  of  his  duties of loyalty to Stanford or to its shareholders;

     b. acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     c. dividends or stock repurchase or redemptions that are unlawful under Delaware law; and

     d. any transactions from which he or she receives an improper personal benefit.

These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Delaware law and not for violations of other laws (such as Federal securities laws). As a result of these indemnification provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

The inclusion of these indemnification provisions in Stanford's By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, which if successful, might otherwise benefit Stanford or its shareholders.

Stanford has entered into separate Indemnification Agreements with Glen Macdonald and Vera McCullough containing provisions that provide for the maximum indemnification allowed to directors and officers under Delaware law - refer to
Exhibit 99.2. Stanford, among other obligations, will indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interest of Stanford and, in the case of criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition, the indemnification agreement provides generally that Stanford will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceedings against them as to which they may be entitled to
indemnifications.   Stanford  believes  these  arrangements  are  necessary  to attract  and  retain  qualified  persons  as  directors  and  officers.


                  ITEM 15.  ORGANIZATION WITHIN LAST FIVE YEARS

Stanford has not yet been in existence for a period of five years but has during the time since its inception accomplished the following:

     1. The incorporating director was Philip Yee of Vancouver, British Columbia who organized Stanford and raised the initial seed capital from the existing shareholders.

     2. During his time as the sole officer and director of Stanford, Mr. Yee identified a software protocol program for the restaurant industry whereby a wireless menu system could be implicated. Unfortunately the demand for such a program was not present and the project was abandoned in 2001. Subsequently in January 2001 the SF Claim was staked for Stanford.

     3. Stanford engaged the services of John Jenks, Professional Geologist to prepare a report on the SF mineral claim and to recommend a program of exploration (as more fully detailed on page 36)

     4. During the last two years, the directors have provided funds for a preliminary exploration program on the SF claim.

     5. Stanford appointed two additional directors, Doug Symonds and Vera McCullough, on May 21, 2001. Soon afterwards, Philip Yee resigned as President and Director on May 21, 2001 and Doug Symonds was appointed as the new President of Stanford.

     6. Mr. Symonds resigned on October 15, 2002 and was replaced by Glen Macdonald on October 23, 2002. On October 24, 2002, Glen Macdonald was appointed President of Stanford.

Holders  of  Common  Equity

As of the date of this Form SB-2, Stanford has 59 shareholders, which include the President, Glen Macdonald.

Exploration  Activities

Stanford undertook exploration work on the SF claim in 2002 and 2003. The directors will undertake further exploration work on the SF claim from the proceeds of the sale of common stock registered under this Form SB-2 as outlined by John Jenk's geological report.

Additional  Mineral  Properties

Stanford may seek out additional mineral properties in the Princeton region either by way of purchase, staking or joint venturing. No properties have been identified to date.

Acquisition  of  Assets  from  Promoters,  Founders  or  Organizers  of Stanford

Stanford has not received or acquired any assets or other consideration from any promoter, founder or organizer of Stanford since its inception.


                        ITEM 16.  DESCRIPTION OF BUSINESS

Business  Development

Stanford does not have any subsidiary, affiliated companies or joint venture partners. Stanford has not declared bankruptcy, been under receivership or similar proceedings. In addition, Stanford does not have any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

Stanford's area of interest is in the mining industry, whereby it will explore its SF claim ("Exploration of the SF Claim"). Stanford does not have an ore reserve at the present time and the likelihood of finding an ore body is remote (see "Risk Factor - 7" page 9). Nevertheless, management feels that its SF claim is worth the time and money to explore in order to determine if an ore reserve does exist. Since it is in the exploration stage, Stanford is not distributing any products, nor has it announced any new products or services.

One of the main reasons Stanford is filing this Form SB-2 is to qualify its shares for a quotation on the OTC Bulletin Board. There is the chance Stanford's shares may never be qualified for trading on OTC Bulletin Board and therefore the shareholders might never be able to sell their shares to recoup a percentage of their original investment.

Presently Stanford has ownership interest in the mineral rights to one mineral claim: the SF claim. As is custom in the Province of British Columbia, Stanford does not actually own the land itself; only the mineral rights thereto. The ownership interest in the land is held by the Province of British Columbia. Having "staked" the mineral claim in January 2001, Stanford has the rights to the minerals thereon for a period of one year from the date of staking (refer to Exploration of the "SF Claim" for a description of staking). The actual cost of staking the SF was $1,513 which maintained the mineral claim in good standing until January 12, 2002. In January 2002, the Stanford spent $2,927 and a further $1,188 in June 2002 to maintain the claim in good standing until January 12, 2004.

To date Stanford has realized no revenue from the SF claim and it will take an unknown number of years of exploration to be able to identify a commercially viable ore reserve, if any. An exploration program of any size will require additional capital which presently Stanford does not have. Its ability to raise funds might be limited as more fully described under "Risk Factor - 9" on page 10.

Stanford's  main  product

Stanford's main products will be the sale of gold, silver, platinum, bentonite or zeolite if Stanford is successful in its exploration activities. Since the SF claim has yet to be fully explored by Stanford there is no guarantee any ore reserve will ever be found and therefore no revenue will be derived from it.

Competitive  business  conditions

There are vast areas of British Columbia and the Pacific Northwest Coast, which includes Washington, Oregon and California states, which have been explored and in some cases staked through mineral exploration programs. Competition to identify, locate, explore and develop mineral claims is intense. Exploration companies such as Stanford must compete for various resources, including consultants and other human resources, equipment and capital - refer to Risk Factor - 13, page 11.

Sources  and  availability  of  raw  materials

Stanford does not have available to it any sources of raw materials since it is in the exploration stage and does not require any raw materials from outside suppliers. In the future, it might require raw materials such as cement, wood and sand to commence production of its SF claims. Such raw materials are easily obtainable by Stanford from local suppliers in Princeton, British Columbia. If no ore reserve is found on the SF claim, there will be no requirements for raw materials.

Dependence  on  a  few  major  customers

To date Stanford has no customers and may not have any customers if there is no ore reserve on the SF claim.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts

Stanford has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts to date. Stanford has not entered into any joint venture agreements with any parties relating to the SF claim.

Government  Approval

Until Stanford actual makes a production division it is not required to receive governmental approvals for its exploration activities unless such activities required the removal of trees, extensive drilling, transportation of water to reduce heat during drilling or the building of facilities. At the stage that a mining decision is made, Stanford would be required to obtain the necessary governmental approvals which costs would be factored into the technical and viability studies in advance of a decision being made to proceed with the development of an ore reserve.

Mining  Regulations

Stanford must adhere to the Mines Act of British Columbia. The President of Stanford, Glen Macdonald, has extensive mining experience and is familiar with the regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada. Stanford does expect there to be costs associated with adhering to government mining regulations. However, until Stanford begins operations, it will not know the amount of these costs.

Research  and  Development

Stanford has not spent any money on research and development since its inception.

Cost  of  compliance  with  Environmental  Regulations

Stanford is subject to the Health, Safety and Reclamation Code for Mines in British Columbia, Canada. This code deals with environmental matters relating to the exploration mineral properties. The Code is meant to protect the environment through a series of regulations affecting:

     1.   Health  and  Safety
     2.   Archeological  Sites
     3.   Exploration  Access

Stanford is responsible to provide a safe work environment, no disruption of archeological sites and conduct its activities in a manner as to not cause any unnecessary damage to the SF claim.

Stanford will secure all necessary permits for exploration, if required, and will file final plans of operation prior to the commencement of any mining operations. It is anticipated no endangered species will be disturbed. Re-contouring and re-vegetation of disturbed surface areas will be completed pursuant to the law. There will be no discharge of water into active streams, creeks, rivers or lakes and any other body of water regulated by the environmental law, or regulation. Any portals, adits or shafts will be sealed. The cost of compliance with environmental regulations is difficult to access since the nature and extent of Stanford's proposed activities cannot be determined until it commences operations to a larger extent and then Stanford will be able to access the cost.

Exploration  of  the  "SF  Claim"

Stanford retained John Jenks, Professional Geologist and Geoscientist, of Salmon Arm, British Columbia, Canada, to summarize the geology and mineral potential on its SF claim near Coalmont, British Columbia. His report is dated May 27, 2001 and is contained, in part, within this Form SB-2. The SF was "staked" by a professional staker on behalf of Stanford.

Stanford has not identified any other mineral properties for staking and, therefore, has title to the mineral rights only on the SF claim.

LOCATION  AND  ACCESS

The SF claim is situated 2.5 miles west-north-west of the hamlet of Coalmont, BC, itself located 11 miles by paved road north-west of Princeton, British Columbia. From Coalmont the SF claim may be accessed by a series of dirt/gravel logging and recreational trails - a road distance of approximately 3 miles to the eastern claim boundary.

While portions of the road system are driveable by four-wheel drive pick-up they are best accessed by the four-wheeler/quad/all terrain vehicle type of vehicle as was used during the initial property examination by John Jenks.

LAND  TENURE

Consisting of an 18 unit four-post claim extending 1.8 miles in the north-south direction by 0.9 miles east-west and totaling 1,109 acres the SF mineral claim was staked January 12, 2001. The claim tenure number is 383391, tag number 240871 and the anniversary date is January 12, 2004. It should be noted the SF claim confers the right to explore for precious and base metals in lode form and certain industrial minerals. Coal, as well as placer minerals, are issued under separate licences and therefore are not owned by Stanford.


PHYSIOGRAPHY  AND  CLIMATE

The claim area is characterized by fairly rugged hill and ridge topography ranging from 2,400 to 4,000 feet in elevation. The most predominant feature is the steep canyon of the north-north-east trending Collins Gulch Creek which bisects the claim area and empties into the Tulameen River at the northern extremity. Outcrop is exposed primarily along ridges and escarpment areas. Most of the claim area is covered by a thin layer of glacial till.

Tree cover is moderate to very thick consisting primarily of lodgepole pine and Douglas fir with subordinate poplar and deciduous species. Most of the timber is mature second-growth as much of the claim area has been previously logged. Timber rights are held by Tolko Industries Ltd., a company unrelated to Stanford.

Summers are hot with moderate precipitation. Up to 4.5 feet of snow may accumulate anytime after late October and remain until early May.

REGIONAL  GEOLOGY

The Tulameen and Princeton areas, in which the SF claim is located, were geologically mapped in 1960. Located within the southern portion of the Intermontane Belt the map area is dominated by the magmatic area sequence Upper Triassic Nicola Group. This consists of a north-trending belt of volcanic and sedimentary rocks intruded by Late Triassic and Early Jurassic comagmatic plutons. The sequence is unconformably overlain by Cretaceous and Tertiary volcanics and clastic sediments of the Spences Bridge, Kingsvale and Princeton Groups.


PROPERTY  GEOLOGY/AIR  PHOTO  INTERPRETATION

Approximately 60% of the SF claim is underlain by the northeast limb of the Eocene-aged Tulameen Basin, a synclinal structure trending northwesterly. The northern third is covered by older upper Triassic rock of the Nicola Group consisting of basic lavas and sediments. Intrusive rock of the coast Intrusions occupies the northeastern 10% of the claim.

The northeastern synclinal limb dips at -45 degrees to the southwest. A prominent shale/mudstone member forms a northwesterly-trending series of ridges. The prevalent schistosity trend of 55 degrees dipping minus 60 degrees to the southeast may parallel a possible late fault structure coinciding with Collins Gulch. Higher in the section a siliceous lapilli tuff contains interstitial zeolite. Within the above interval, coal seams and bentonite horizons occur, however, more surface examination is required to define their exact position.

DISCUSSION

Within the SF claim bloc the most prospective mineral is coal, title of which is separate to that of a mineral claim. All coal licenses in the basin are currently held by Pacific West Coal Ltd., a company unrelated to Stanford. In addition to coal, the Tulameen Basin portion of the claim does contain the industrial minerals zeolite and bentonite, both of which are included in the mineral title. Despite their presence and possible resource potential, like most industrial minerals, the marketing aspect is of prime consideration. Any decision to explore for these materials must therefore coincide with corporate objectives.

The Nicola Group comprising the northern third of the claim is prospective for both base and precious metals in veins and disseminated form within the area. Accordingly, this portion could be subject for further investigation with these metals in mind.

It is conceivable that satellite bodies of the ultrabasic could be distributed exterior to the main body - in fact the northern third of the SF claim underlain by the Nicola Group could host ultrabasic satellite intrusives with platinum/gold potential.

Much of the claim is covered by a thin layer of glacial till implying that any potential deposit is easily masked. Accordingly, careful prospecting, stream geochemistry (including panning) and soil geochemistry would be employed in a subsequent search for precious and platinum-group metal mineralization, particularly within the northern third of the claim.

Based upon a single day's examination of the property and subsequent literature research by John Jenks, the following conclusions are indicated by him:

     - The southern 60% of the SF claim area underlain by Eocene Tulameen basin metasediments has significant potential for coal resources (rights not covered by the mineral claim) as well as the industrial minerals zeolite and bentonite, both of which pose a marketing challenge. A corporate decision to explore for these minerals would be required prior to directing further efforts in this area.

     - The northern 30% of the claim underlain by Nicola Group metavolcanics and metasediments has potential for high grade base and precious metal vein, shear zone hosted, breccia and disseminated deposits. Particular attention should be directed to this claim portion.

     - Within the same group the possible presence of smaller satellite intrusives of the zoned Alaska-type Tulameen Ultrabasic Complex could imply potential for platinum group mineralization.

     - The northeastern claim portion comprising 10% of the claim area underlain by Coast Intrusive rock has a limited potential for disseminated base metal deposits.

     - As 80% of the claim area is covered by a thin layer of glacial till, surface prospecting would be best directed to ridge, escarpment and exposed stream banks. Soil geochemistry could be applied in an effort to gain insight into the possible presence of sub-surface mineralization.

It  is  recommended  that  efforts  be  directed  in  the  following  areas:

     - The northern 30% of the claim underlain by the Nicola Group. This area could be surface prospected and soil sampled on a reconnaissance scale. Particular attention should be made to the possible presence of ultrabasic rock.

     - If corporate objectives include the industrial minerals zeolite and bentonite then the potential for these minerals should be examined, inventoried and later followed up by surface trenching. Old trenches should be located and re-examined.

     - A cursory surface examination should be made of the small area underlain by Coast Intrusive rock to ascertain its potential for mineralization and subsequent follow-up detailed prospecting and soil geochemistry.

ESTIMATED  PROGRAMME  COSTS
---------------------------

Geologist/prospector            15  days @ $200/per day                  $ 3,000
Data  compilation/report
  writing                                                                  3,000
Supervision                                                                1,300
Establishment  of  recon.Grid   10  days  @  $130/per day                  1,300
Sampling                        10  days  @  $130/per  day                 1,300
Geochemical  analyses           600  samples  @  $8/sample                 4,800
Vehicle  expense                50  days  @  $35/day                       1,750
Gasoline                                                                     500
Food  &  accommodation          50  days  @  $45/per  day                  2,250
Materials  and  supplies                                                     350
                                                                         -------

Subtotal                                                                  19,550
Contingency  @  10%                                                        2,000
                                                                          ------

Total                                                                    $21,550
                                                                         =======

Success in the initial phase would entail a follow-up program and subsequent budgeting. At the present time the cost of a follow-up program is not known to Stanford but an estimated $50,000 has been determined to be the minimum amount required.

Stanford's  Exploration  Facilities

Stanford has no plans to construct a mill or smelter on the SF claim until an ore reserve of reasonable worth is found, if ever.

While in the exploration phase, the crew of Stanford will be living in the town of Coalmont due to its close proximity to SF claim.

RECENT  WORK  ON  THE  SF  CLAIM  IN  2002

January  2002

Grid  sample  stations  were set up and marked every 33 feet on the baseline and
grid  sample  lines  in  January  2002.   The  grid  was  set  up  as  follows:

     Baseline:

          Stn.  0  +  000  N  to  Stn.  1  +  200  N                 3,600  feet
          Stn.  2  +  800  N  to  Stn.  3  +  000  N                   600  feet
                                                                    ------
                                                                     4,200  feet
                                                                    ------
     Grid  Sample  lines:

          Stn.  0  +  000  N  to  Stn.  0  +  300  W                   900  feet
          Stn.  0  +  090  N  to  Stn.  0  +  300  W                   900  feet
          Stn.  0  +  810  N  to  Stn.  0  +  250  W                   750  feet
          Stn.  0  +  990  N  to  Stn.  0  +  350  W                 1,050  feet
          Stn.  1  +  200  N  to  Stn.  0  +  250  W                   750  feet
          Stn.  2  +  800  N  to  Stn.  1  +  500  W                 4,500  feet
          Stn.  3  +  000  N  to  Stn.  1  +  500  W                 4,500  feet
                                                                     -----
                                                                    13,350  feet
                                                                    ------

Total  base  and  grid  sample  lines                               17,550  feet
                                                                    ======

In June 2002, Stanford undertook a soil sampling program as mentioned below based on the above grid system.

June  2002

Stanford continued its exploratory work on the SF claim by extending Grid line station 0 + 000 N to 675 W. Soil samples were collected every 80 feet for geochemical analysis.

Grid line station 0 + 090 N was entended to 0 + 0625 W every 75 plus feet and soil samples were collected for geochemical analysis.

These soil samples were obtained following the accepted geological soil sampling techniques. All 49 samples tested the "B" horizon, in soils, just below the humus contact. These samples were all analyzed by Acme Laboratories Ltd., Vancouver, British Columbia, Canada, using the ME - ICP +1 method.

The soil sample geochemical assay results did not define any copper, lead or zinc anomalies. Further exploration will extend the soil sampling to the southern claim segment.

Even though John Jenks is the professional geologist who prepared the geological report included in this Form SB-2, he will not be the geologist assigned to the exploration of the SF claim. Mr. Macdonald, being a geologist himself, will direct and supervise the exploration program, based on the recommendations of John Jenks as noted above, and will determine at that time the staff he will require to facilitate it.

Reports  to  Security  Holders

Stanford does not currently file reports with the Securities and Exchange Commission ("SEC"). It is the intention of Stanford that it will file the required financial reports: 10-KSB and 10-QSB. The directors and beneficial owners of Stanford will file their Form 3s once it is a reporting company.

In the future, the public may read and copy any material with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will file electronically on Edgar and the public may view these filings on the SEC's Internet site that contains all reports, proxy and information statements, and other information regarding the Company by using (http://www.sec.gov). At the present time, Stanford does not have an Internet address.


       ITEM 17.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(A)  PLAN  OF  OPERATION

While management believes the SF claim has value and opportunity for further exploration, management advises that Stanford is in the exploration stage and has not yet generated or realized any revenues from its SF claim.

Stanford is attempting to raise the funds necessary for the exploration of the SF claim - refer to "Use of Proceeds" on page 18. Stanford has not made any additional arrangements to raise additional cash, other than through the current Offering under this Form SB-2.

(1)  The  next  twelve  months  cash  requirements

Stanford will require, as a minimum, the following cash requirements within the next twelve months. Stanford does not have the cash necessary to pay its creditors; if capital is not raised by Stanford, it will be unable to satisfy its current liabilities. The following represents the minimum funds required to maintain Stanford over the next year to meet various financial requirements assuming no funds are raised under this Offering.





         Audit and accounting fees                             $4,750    (i)
         Bank charges . . . . . . . . . . . . . . . . . .  .      100    (ii)
         Exploration and maintenance of SF claim. . .. . . .    2,340   (iii)
         Filing fees
            State of Delaware                           $50
            Registration fees                           175
            Edgar filings                             1,350. .  1,575    (iv)
                                                     -------
         Miscellaneous expenses . .  . . . . . . . . . . . .    1,000     (v)
         Offering expenses - Item 25. . . . . . .  . . . . .   12,200    (vi)
         Transfer agent's fees. . . . . .  . . . . . . . . .    1,200   (vii)
         Account payable - third parties -
         as at May 31, 2003                                     9,779  (viii)
                                                              -------
                                                              $32,944
                                                              =======




(i) Accounting and audit fees are for the preparation, examination and review of the various Forms 10-KSB and 10-QSB required during the forthcoming year.

(ii) Normally monthly charges incurred with operating a checking account over the year.

(iii)In the event Stanford does not raise any funds under this Form SB-2, it will be required to maintain the SF claim in good standing. Under the mining laws of British Columbia, Stanford will have to pay either cash to the Ministry of Mines & Energy or undertake assessment work in the form of exploration work on the SF claim. The amount required to be spent in any given year is based on the number of units comprising the SF claim. In this case, there are 18 units. During the first two years Stanford is required to spend either $65 per unit in payment directly to the Ministry or undertake exploration work on the SF claim in a similar amount. During the third year, and each year thereafter, the amount required is doubled to $130. Since Stanford has had ownership to the mineral rights on the SF
     Claim since January 12, 2001 it will be required to spend the latter amount. Fortunately Stanford has undertaken sufficient exploration activities to maintain the claim in good standing until January 12, 2004. Nevertheless, management feels that some form of exploration activity should be undertaken during the next season even if no funds are raised under this Form SB-2 and therefore has budgeted a minimum of $2,340.

(iv) Filing fees to the State of Delaware are the annual franchise fees based on the number of shares issued. This amount payable to the State of Delaware does not assume any penalties or interest for late filing. Registration fees represent the cost of having a registered office in Delaware and the Edgar filing fees are the cost of filing this Form SB-2 and subsequently, when Stanford is deemed to be a reporting company, the fees for filing the various Forms 10-KSB and 10-QSB over the next fiscal year.

(v) Miscellaneous expenses represent various expenses which might be incurred by Stanford which at the present time are unknown to it. For example, miscellaneous expenses will include photocopying, fax, printing, delivery charges and other expenses normally associated the administration of a company.

(vi) The  Offering  expenses  are  detailed  under  Item  25 - Other Expenses of
     Issuance and Distribution. Regardless whether or not Stanford is able to raise any funds under this Offering these costs will be incurred. The only cost which might not be incurred if no funds are raised is the $1,000 for the cost of printing share certificates which has been estimated under Item 25 - Other Expenses of Issuance and Distribution.

(viii)  The  annual  fee  to  the  transfer  agent  is  $1,200.

(viii) As at May 31, 2003, the following accounts payable were due to third parties:

        Creditor                                      Amount
        --------                                      ------

        Accountant                                  $  6,250
        Auditors                                       3,220
        Miscellaneous     (*)                            209
        Office  (**)                                     662
        Transfer  agent  fees  and  interest           4,438
                                                      ------
        Total  accounts  payable  -  May  31,
             2003                                     14,779
           Deduct:  audit  and  accounting  under
                   Offering  Costs  (***)            (5,000)
                                                    --------
          Adjusted  Accounts  payable  as  per
             above                                  $  9,779
                                                     =======

(*) Represents monies owed to the individual taking the soil samples on the SF claim.
(**) Various office expenses such as photocopying, fax and delivery not paid for over  the  last  year.
(***) The cost of preparing the financial statements included in this Form SB-2 has been taken into consideration in Item 25 - Other Expenses of Issuance and Distribution and therefore has been eliminated from the accounts payable figure to avoid duplication.

The above estimated cash requirements for the next twelve months does not reflect an outlay of funds for management fees, rent and telephone. As in the past, management has taken no fees for their services and will continue with this policy until such time as Stanford has sufficient funds on hand to warrant such an expenditure or a decision is made to cease exploration activities on the SF claim and proceed to develop a proven ore reserve, if ever.

When comparing the above cash requirements over the next twelve months with the Use of Proceeds shown under Item 4, there will not be sufficient funds available under the minimum Offering to maintain Stanford for the next twelve month period unless exploration activities are reduced. Management does not wish to consider this approach and will find other ways to raise funds, if required, to maintain the SF claim in good standing and meet its financial obligations. No definite decision by management has yet been made as to what approach to raise additional funds will be used.

Stanford does not plan to convert $10,069 owed to related parties as at May 31, 2003 to shares being offered under this Form SB-2. If any of the directors or officers acquire shares under this Form SB-2, it will be for cash consideration only and not a conversion of debts owed to them. Therefore, only cash will be paid for any shares subscribed to under this Offering and the cash received will not be used to reduce debts to related parties.

Stanford has received no interim financing during the last several months except from advances from its officers and directors - refer to page 42. Presently, management does not contemplate arranging any interim financing unless Stanford is unable to sell any shares under this Form SB-2.

At the present time, and in the foreseeable future, management does not wish to acquire office space since it finds the present accommodations are adequate.

Management realizes that as its activities develop it will require its own telephone number but for the intermediate period it will continue to use the business telephone number of Glen Macdonald, its President.

(2)  Purchase  of  plant  and  significant  equipment.

Stanford will not buy any plant or significant equipment in the immediate future.

(B)  ANALYSIS  OF  FINANCIAL  CONDITION  AND  RESULTS  OF  OPERATION.

(1) Full Fiscal Year of August 31, 1999, 2000, 2001 and 2002 and the nine months ended May 31, 2003

The changes in the balance sheet positions over the prior four years ending August 31 and for May 31, 2003 are shown as follows:






                                          May 31       August 31      August 31    August 31    August 31
                                           2003          2002           2001         2000         1999
                                        ----------  ---------------  -----------  -----------  -----------
Assets

Current assets:
     Bank. . . . . . . . . . . . . . .  $   3,732   $            -   $    1,045   $    1,111   $    2,561
                                        ----------  ---------------  -----------  -----------  -----------

Total. . . . . . . . . . . . . . . . .  $   3,732   $            -   $    1,045   $    1,111   $    2,561
                                        ==========  ===============  ===========  ===========  ===========

Liabilities and Stockholders'  Deficit

Current liabilities:
    Accounts payable . . . . . . . . .  $  14,779   $        9,707   $    6,175   $    3,338   $    1,805
    Due to related parties . . . . . .     10,069            3,895        2,912            -            -
                                        ----------  ---------------  -----------  -----------  -----------

  Total accounts payable . . . . . . .     24,848           13,602        9,087        3,338        1,805
                                        ----------  ---------------  -----------  -----------  -----------

Stockholders' deficit:
     Common stock. . . . . . . . . . .      2,358            2,358        2,358        2,358        2,358
     Paid in Capital . . . . . . . . .      3,092            3,092        3,092        3,092        3,092
     Contributed Surplus . . . . . . .     59,850           50,400       37,800       25,200       12,266
     Deficit . . . . . . . . . . . . .    (86,416)         (69,452)     (51,292)     (32,877)     (17,294)
                                        ----------  ---------------  -----------  -----------  -----------

Total stockholders' deficit. . . . . .    (21,116)         (13,602)      (8,042)      (2,227)         756
                                        ----------  ---------------  -----------  -----------  -----------

Total. . . . . . . . . . . . . . . . .  $   3,732   $            -   $    1,045   $    1,111   $    2,561
                                        ==========  ===============  ===========  ===========  ===========

August  31,  1999:

During Stanford's first year of operation, it raised the initial seed capital from investors and engaged the services of Nevada Agency & Trust Company to act as transfer agent. The number and price per share subscribed for was as follows:

        400,000  shares  issued  to its director at a price of $0.001 per share;

      1,615,000  shares issued to 18 shareholders at a price of $0.001 per share; and

        343,500  shares issued to 40 shareholders at a price of $0.01 per share.

Since the initial raising of the seed capital, Stanford has not issued any more shares in its capital stock.

August  31,  2000

During this fiscal period, Stanford considered the development of a software program for the restaurant industry as mentioned on page 4.

August  31,  2001

During January 2001, Stanford identified, staked and recorded the SF claim. Management had John Jenks prepare a geological report setting forth the geological aspects of the claim and recommending a work program on the SF claim. No work was undertaken during this fiscal year on the claim. John Jenks' report, in part, is described under Item 16 - Description of Business on page 34.

August  31,  2002

Stanford  undertook  two separate geological programs on the SF claim during the
beginning  and  middle  of this calendar year.   These programs are described on
page  37.

May  31,  2003

Management has been preparing this Form SB-2 to raise capital to further explore the SF claim and to proceed with its objective of becoming a reporting company and eventually listed on the OTC Bulletin Board. No documents have been filed to date with the OTC Bulletin Board and none will be filed until Stanford has responded to all comments from the SEC associated with this Form SB-2.

For an analysis of the accounts payable as at May 31, 2003 refer to Item 17, "Management's Discussion and Analysis or Plan of Operation" (a) - Plan of Operations, part (viii) on page 40.

The amount of capital contributed since inception by related parties is as follows:

               Glen  Macdonald                 $  6,174
               Vera  McCullough                   3,895
                                                -------
                                                $10,069
                                                 ======

The amounts due to related parties are unsecured, do not bear interest and have no fixed repayment terms.


(2)  Results  of  Operations

An overall analysis of the operations for Stanford for the four years ended August 31, 2002 and the nine months ended May 31, 2003 is shown below:

Statements  of  Operations:





                                  Nine     Year     Year     Year      Year       From
                                 months    ended    ended    ended    ended    Sept. 24,
ended                            August   August   August   August   1998 to
May 31                             31       31       31       31     May 31,
                                  2003     2002     2001     2000      1999       2003
                                 -------  -------  -------  -------  --------  ----------

Accounting, audit and legal (i)  $ 5,340  $ 1,750  $ 1,500  $ 1,550  $  1,500  $   11,640
Bank charges and
   interest (ii). . . . . . . .      423      426       84       70        38       1,041
Exploration
    expenses (iii). . . . . . .      500    1,282    2,912        -         -       4,694
Filing fees (iv). . . . . . . .        -      502      120      100       430       1,152
Management fees (v) . . . . . .    4,500    6,000    6,000    6,000     6,000      28,500
Office (vi) . . . . . . . . . .        -      385        -       63       115         563
Rent (vii). . . . . . . . . . .    3,150    4,200    4,200    4,200     4,200      19,950
Telephone (ix). . . . . . . . .    1,800    2,400    2,400    2,400     2,400      11,400
Transfer agent's
    fees (x). . . . . . . . . .    1,251    1,215    1,200    1,200     2,610       7,476
                                 -------  -------  -------  -------  --------  ----------


Net loss for the period . . . .  $16,964  $18,160  $18,416  $15,583  $ 17,293  $   86,416
                                 =======  =======  =======  =======  ========  ==========




(i)     Accounting  and  audit

Stanford has engaged the services of Amisano Hanson, Chartered Accountants, to examine the financial statements for the four years ended August 31, 2002 and the nine months ended May 31, 2003; which are reproduced under Item 22 - Financial Statements.

The audit fees incurred to date have been approximately $5,100. Stanford has engaged the services of an accountant to prepare the accounting records in advance of the examination by the auditors. The cost associated with this service for the four years and nine months ended May 31, 2003 was $6,250.

(ii)     Bank  charges  and  interest

This expense represents the monthly charges imposed by Stanford's bank for maintaining and servicing transactions within the account. Included in the amount for August 30, 2003, is interest charged by Nevada Agency & Trust Company for late payment of it charges. Due to the lack of funds, the bank account was closed but can be re-opened upon receipt of any proceeds of funds obtained under this Form SB-2.

(iii)  Exploration  expenses

The cost of staking the SF mineral claim was $1,381 and the cost for the preparation of the geological report commissioned by Stanford was $1,531. The cost of the physical work program on the SF mineral claim in January and June 2002 was $1,282. The cost of assaying the soil samples taken during the work program was $500. Exploration expenses were not capitalized and amortized over the life of the mineral claim but were treated as a period cost and written off in the year incurred. Stanford will expense all costs in the future relating to the SF claim or any other future claim obtained by it until such time as a production decision is made.

(iv) Filing  fees

Filing fees are paid to The Company Corporation Inc. in the State of Delaware and to the State of Delaware for franchise taxes. The Company Corporation Inc. assisted in the incorporation of Stanford and acts as the registered office in Delaware. The following represents an analysis of filing fees incurred since inception.





                                 May     August   August   August   August
                                 2003     2002     2001     2000     1999
                               --------  -------  -------  -------  -------
Incorporation costs . . . . .  $      -  $     -  $     -  $     -  $   255
Basic franchise tax . . . . .         -       30       30       30       30
Filing fee for franchise tax.         -       20       20       20       20
Interest and penalty   (a). .         -       75       70       50        -
Registration fee (b). . . . .         -      150        -        -      125
Reinstatement fee  I. . . . .         -      227        -        -        -
                               --------  -------  -------  -------  -------
                               $      -  $   502  $   120  $   100  $   430
                               ========  =======  =======  =======  =======



(a) Interest and penalties is charged by the State of Delaware on late filing of the franchise fees.

(b) For the years 2000 and 2001, Stanford was late in paying its registered agent fee. Stanford has re-instated itself with The Company Corporation and will maintain itself in good standing with its registered agent in the future.

(c) In re-instating itself in the State of Delaware, Stanford paid the following additional fees besides the registered agent fee of $150 and the annual payment to the State of Delaware:

               State  fee                         $  95
               Recording  fee                        24
               Service  fee                          90
               Federal  Express  charges             18
                                                   ----
                                                   $227
                                                    ===

(v)  Management  fee

The directors and officers of Stanford have never received anything of value for their services nor have they received any compensation for the time they have spent on the business of Stanford. Nevertheless, recognition should be given for this service.

Therefore, a charge of $500 per month has been determined as reasonable in the light of the inactively of Stanford in prior years. This amount has been expensed in each period with an offsetting entry to Contributed Surplus. Basically, the accrual for management fees is a bookkeeping entry which will never have to be settled by Stanford in either cash or shares either now or in the future.

(vi) Office

Office expenses over the periods have related to photocopying, fax and delivery charges. Office expenses were higher in August 2002 due to photocopying charges for various documents and working papers being submitted to the auditors.

(vii)  Rent

Stanford uses the premises of its President without having the liability to pay rent. A normal rent for a one room office located in a second class building in Vancouver would be approximately $350. The accounting treatment for rent is the same as for management fees above and telephone below.

(viii)  Telephone

Stanford, at this time, does not have its own telephone number but rather uses as its business telephone number that of its President. Therefore, no charge has been incurred by Stanford but Stanford recognizes that there is a cost associated with a telephone and has accrued $200 per month as a reasonable charge. Similar to management fees and rent, the expense has been recognized in the periods noted above. It is the intention of Stanford to eventually seek its own office and install its own telephone system once it has the funds available to do so.

(ix) Transfer  agent's  fees

The transfer agent for Stanford is Nevada Agency & Trust Company in Reno, Nevada. During 1999 Stanford paid a total of $2,610 in fees to the transfer agent consisting of $1,200 for Nevada Agency to be the registered transfer agent, $175 for obtaining a CUCIP number and $1,235 for the issuance of the share certificates to the shareholders. In 2000 to 2003, Stanford paid the annual fee to Nevada Agency to act as the transfer agent. No shares were required to be issued in years 2000 to 2003 other than a transfer from a previous director to a current director.


First  Annual  General  Meeting  to  Shareholders

Stanford will be holding its First Annual General Meeting of Shareholders (the "Meeting") on September 19, 2003 in Vancouver, British Columbia Canada to approve various resolutions recommended by the Board of Directors to Stanford's shareholders. The following resolutions will be put forth at the Meeting:

1. the approval of the audited financial statements for the fiscal year ended August 31, 2002;

2. the election of the Board of Directors comprising Glen Macdonald, Vera McCullough and William Nielsen ;

3.   the  appointment  of  Amisano  Hanson  as  auditors  for  the ensuing year;

4. the approval of the issuance of a maximum 1,000,000 common shares at a price of $0.20 per share as indicated under this Form SB-2; and

5. to transact any other business matters which are brought forth at the Meeting.

The  directors  are  recommending  the shareholders vote in favor of each of the
above  noted resolutions.   They do not know of any other business matters which
will  be  brought  forth  at  the  Meeting.

(a)  A  biography  work  history  of  Mr.  William  S.  Nielsen  is  as follows:

WILLIAM SCHELL NIELSEN, (age), obtained a degree as an Registered Industrial Accountant while attending the University of Alberta in Calgary, Alberta. In
(year) he received a degree in Business Administration and Accounting while living in Hamilton, Bermuda. In 1964 Mr. Nielsen worked as General Manager for Major Supplies Ltd. in Sechelt, British Columbia, Canada which was a company retailing and wholesaling lumber, tools, hardware, electrical and automotive supplies. He was responsible for sales, installation and servicing of major domestic and commercial appliances for Inglis/Whirlpool and Sears Canada Ltd. In 1984, he became Branch Manager for Inglis Limited in Surrey, British Columbia where he was responsible for starting up the new Inglis service branch by establishing inventory requirements, determining staff levels and overall responsibility for service technicians and the customer service center. During this period, Mr. Nielsen was responsible for accounting for all branch profits and computerizing the entire operations. In 1992, he was transferred by Inglis/Whirlpool Corporation to Mississauga, Ontario as District Manager and Accountant where he was responsible for the management of parts inventory and sales distribution for 32 Inglis Service Depots throughout British Columbia. In addition, he was responsible for the development of new sales areas and the accounting for all assets under his control. In 1997, he became Chief
Accountant and Administrator for Zarcan Minerals Inc. of Vancouver, British Columbia where he was responsible for managing all company financial transactions, including budgeting, preparation of all financial information for distribution to Directors and shareholders, income tax preparation and payroll. In 2002 he left this position to work full time with a business consulting company, Nielsen-Popek & Associates, Certified Public Accountants, which he had originally established in 1980. This firm is an established consulting business offering ongoing evaluations, assessments, management development programs, accounting and income tax preparation to small and medium sized companies.


Other  factors  and  trends  to  be  considered:

(i)  Short  and  long-term  trend  liabilities

Stanford is unaware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on its business either in the long-term or long-term liquidity which have not been disclosed under Risk Factors - Page 5.

(ii)  Internal  and  external  sources  of  liquidity

There  are  no  material  internal  and  external  sources  of  liquidity.

(iii)  Commitments  for  capital  expenditures

Stanford has no commitments for any capital expenditures of a significant amount and has not budgeted any funds from this Offering to purchase any assets of any nature.

(iv)  Known  trends,  events  or  uncertainties  having  an  impact  on  income.

Since Stanford is in the start-up stage and the SF claims have not produced any income, and there is a chance that they never will, management does not know of any trends, events or uncertainties that are reasonably expected to have a material impact on income in the future - refer to Risk Factor - 13 - page 11.

(v)  Income  from  other  sources.

Stanford knows of no significant elements of income or losses that do not arise from Stanford's continuing operations. Until such time as Stanford has defined a mineable ore reserve it will not realize any income.

(vi)  Changes  in  the  financial  statements.

Stanford does not know of any cause for any material changes from period to period in one or more line items of its financial statements as shown in this Form SB-2. These audited financial statements adhere with accounting principles generally accepted in the United States of America.

(vii)  Seasonal  aspects  affecting  the  financial  condition.

The only seasonal aspect known to Stanford which will affect its financial condition or results of operations is the weather. During the initial exploration stage, Stanford will only be able to explore the SF claim during the late spring, summer and early fall months due to the possibility of snow in winter. Winter weather conditions makes it difficult to obtain soil and rock samples, prospecting, trenching and removal of overburden.

(2)  Interim  Periods

Stanford has no historical financial information upon which to base an evaluation of its performance other than the audited financial statements filed with this Form SB-2. It is in the exploration stage and has not generated any revenues from operations to date. There is no guarantee that Stanford will have successful business operations. It is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of the SF claim, and possible cost overruns due to price and cost increases in services required during its exploration work.

To date Stanford has concentrated on the SF claim. In the future, Stanford will investigate other mining properties to determine which ones are of merit and are of interest to Stanford. Subject to the availability of financing, Stanford will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. No mineral properties or joint venture situations have been identified to date.


                        ITEM 18.  DESCRIPTION OF PROPERTY

SF  Claim

The description of the SF claim is more fully described under "Location and Access" and "Land Tenure" on page 34.

Advantage  of  incorporation  in  Delaware

Stanford was incorporated in the State of Delaware. Had it been incorporated in the Province of British Columbia it would be subject to both Provincial and Federal Taxes on its net income earned during the fiscal year. In addition, the Province of British Columbia has a capital tax over and above its corporate tax. Taking into consideration the Federal/Provincial corporate tax and the capital tax could result in Stanford paying half of its net income in taxes. Being a Delaware incorporated entity will result in Stanford paying only 15% tax in Canada which becomes a credit when filing a corporate tax return in the United States. To take advantage of this situation, Stanford will have to become an ex-provincially incorporated company in British Columbia. It has not yet taken the steps to do this and will not ex-provincially incorporate until such time as it has proven to have a viable ore reserve.

Investment  Policy

Stanford is not limited on the percentage of assets which it may invest in and therefore can purchase other mineral claims in the future. A disposal of a major asset would result in the Board of Directors seeking shareholders' approval since this would ensure no subsequent shareholder action could be brought against Stanford and its directors and officers. Stanford's policy is to acquire assets, being mineral properties, primarily for income in the future rather than capital gains. It is the intention of Stanford to explore the SF claim in hopes of eventually developing it into becoming a producing mineral based property. In the interim period, management will invest idle funds into income bearing securities such as term deposits, interest bearing notes, etc.


         ITEM 19.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stanford has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933. Stanford raised funds from its director's relatives, friends and business associates as more fully described below.

A former director, Philip Yee, acquired 400,000 shares at $0.001 per share for cash consideration on February 24, 1999. Philip Yee is deemed to be a founder, organizer and initial shareholder of Stanford. Other than the shares he purchased, he received nothing of value from Stanford.

Douglas Symonds, a former President and director of Stanford, was transferred Mr. Yee's shares for becoming a director and President of Stanford.

After the resignation of Mr. Symonds, Glen Macdonald acquired the 400,000 shares noted above from Mr. Symonds and he became the President of Stanford.

Vera McCullough, Secretary Treasurer and Director, has no shares in Stanford but is planning to acquire 25,000 shares under this Offering. Vera McCullough has not entered into any agreement to purchase these shares and when they are available for sale she will pay cash as will all investors under this Offering.

The shares registered to Glen Macdonald and the proposed shares to be purchased under this Offering by Vera McCullough are and will be restricted since they were and will be issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares could sell a percentage of their shares every three months based on 1% of the outstanding stock in Stanford. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against the stock of Glen Macdonald and a legend is imprinted on the stock certificate. This will be the same case for the future shares being purchased by Vera McCullough.

As of May 31, 2003, Glen Macdonald has the only shares restricted under Rule 144 totalling 400,000 shares.

Stanford did not use the services of an underwriter for the issuance of the above- mentioned shares and therefore no discounts or commissions were paid to anyone. All shares purchased were for cash consideration only.

Other than as set forth above, since inception there have not been any transactions that have occurred between Stanford and its officers, directors, promoters and five percent or greater shareholders.


       ITEM 20.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market  Information

Stanford's stock is not presently traded or listed on any public market and therefore there is no established market price for the shares. Upon effectiveness of Stanford's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over-the-counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board". There is no assurance Stanford will ever be quoted on the OTC Bulletin Board or any other exchange.

Stanford has no proposed symbol for the OTC Bulletin Board and there is no market maker for Stanford's shares.

There are no common shares subject to outstanding options, warrants or securities convertible into common equity of Stanford. The number of shares presently subject to Rule 144 is 400,000 shares. The share certificate has the appropriate legend affixed thereto. There are no shares being offered pursuant to an employee benefit plan or dividend reinvestment plan. In addition, there are no outstanding options or warrants to purchase common shares or shares convertible into common shares of Stanford.

Equity  Compensation  Plans

There are no securities authorized for issuance under equity compensation plans or individual compensation arrangements.


                        ITEM 21.  EXECUTIVE COMPENSATION

There has been no compensation given to any of the directors or officers since inception. There are no stock options outstanding as at July 31, 2003 and no options have been granted in 2002 or 2003, but it is contemplated that Stanford may issue stock options in the future to officers, directors, advisers and future employees.

Stanford has accrued $500 per month since its inception as management fees to give recognition to services provided by the directors and officers for which they are not paid. The directors and officers have agreed not to accept shares or cash in the future for the management fees accrued to date. Therefore, management fees have been expensed during the period they were recognized and credited to Contributed Surplus. The total amount of management fees so credited since inception is $28,500.

Stanford does not consider the above noted management fees as compensation to the directors and officers because they received nothing personally, and the expenses were accrued to accurately reflect the value of services provided to Stanford, even though Stanford did not actually pay anything for such services.

There are no employment contracts or termination of employment agreements in effect.

Initially Stanford will use independent workers and consultants on a part time basis. This will enable Stanford to not incur long-term contracts with any employee and will assist Stanford to utilize funds raised by way of this Form SB-2 in the exploration of the SF claim and not the retention of employees during idle times.

Directors are not paid for meetings attended and there are no fees for telephone meetings. Nevertheless, Stanford has accrued telephone charges for each period since inception and credited a similar amount to Contributed Surplus. All travel and lodging expenses associated with directors' meeting(s) are reimbursed by Stanford when incurred.


                         ITEM 22.  FINANCIAL STATEMENTS

The following represents the audited financial statements for the year ended August 31, 2002.

                          INDEPENDENT AUDITORS' REPORT

To  the  Stockholders,
Stanford  Management  Ltd.

We have audited the accompanying balance sheets of Stanford Management Ltd. (A Pre-exploration Stage Company) as of August 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the years ended August 31, 2002, 2001 and 2000 and for the period September 24, 1998 (Date of Incorporation) to August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Stanford Management Ltd. as of August 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended August 31, 2002, 2001 and 2000 and for the period from September 24, 1998 (Date of Incorporation) to August 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver,  Canada
September  23,  2002                         Chartered  Accountants

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                                 BALANCE SHEETS
                            August 31, 2002 and 2001
                             (Stated in US Dollars)
                              --------------------





                        ASSETS                                2002         2001
                                                        --------------  ---------
Current
     Cash. . . . . . . . . . . . . . . . . . . . . . .  $           -   $  1,045
                                                        ==============  =========

                      LIABILITIES

Current Liabilities
      Accounts payable and accrued liabilities . . . .  $       9,707   $  6,175
      Due to related parties - Note 4. . . . . . . . .          3,895      2,912
                                                        --------------  ---------

                                                               13,602      9,087
                                                        --------------  ---------

                 STOCKHOLDERS' DEFICIENCY

  Common stock $0.001 par value
  25,000,000 authorized
  2,358,500 outstanding. . . . . . . . . . . . . . . .          2,358      2,358
  Paid-in Capital. . . . . . . . . . . . . . . . . . .          3,092      3,092
  Contributed surplus - Note 8 . . . . . . . . . . . .         50,400     37,800
  Deficit accumulated during the pre-exploration stage        (69,452)   (51,292)
                                                        --------------  ---------

                                                              (13,602)    (8,042)
                                                        --------------  ---------

                                                        $           -   $  1,045
                                                        ==============  =========

  Nature and Continuance of Operations - Note 1
  Subsequent Event - Note 9









APPROVED  BY  THE  BOARD:


     /s/"Glen  Macdonald" ,  Director   /s/"Vera  McCullough"  , Director
-------------------------     -        -----------------------

                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                             STATEMENT OF OPERATIONS

      For  the  years  ended  August  31,  2002, 2001 and 2000 and the period
          September 24, 1998 (Date of Incorporation) to August 31, 2002
                             (Stated in US Dollars)
                              --------------------






                                                                                          SEPTEMBER 24,
                                       YEAR ENDED       YEAR ENDED        YEAR ENDED      1998 (DATE OF
                                       AUGUST 31        AUGUST 31          AUGUST 31     INCORPORATION)
                                          2002            2001               2000        AUGUST 31, 2002
                                     ---------------  ------------  ---------------  -------------------
Expenses
   Accounting . . . . . . . . . . .  $        1,750   $     1,500   $        1,550   $             6,300
   Bank charges and interest. . . .             426            84               70                   618
   Exploration expenses . . . . . .           1,282         2,912                -                 4,194
   Filing fees. . . . . . . . . . .             502           120              100                 1,152
   Management fees. . . . . . . . .           6,000         6,000            6,000                24,000
   Office . . . . . . . . . . . . .             385             -               63                   563
   Rent - Note 8. . . . . . . . . .           4,200         4,200            4,200                16,800
   Telephone - Note 8 . . . . . . .           2,400         2,400            2,400                 9,600
   Transfer agent's fees. . . . . .           1,215         1,200            1,200                 6,225
                                     ---------------  ------------  ---------------  -------------------

                                     $       18,160   $    18,416   $       15,583   $            69,452
                                     ---------------  ------------  ---------------  -------------------

Net loss for the period . . . . . .  $       18,160   $    18,416   $       15,583   $            69,452
                                     ===============  ============  ===============  ===================

Basic and diluted loss per share. .  $     (  0.001)  $   ( 0.001)  $      ( 0.001)
                                     ===============  ============  ===============

Weighted average shares outstanding       2,358,500     2,358,500        2,358,500
                                     ===============  ============  ===============










                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                             STATEMENT OF CASH FLOWS
      For the years ended August 31, 2002, 2001 and 2000 and for the period
          September 24, 1998 (Date of Incorporation) to August 31, 2002
                             (Stated in US Dollars)
                              --------------------





                                                                                         SEPTEMBER 24,
                                                                                         1998 (DATE OF
                                           YEAR ENDED     YEAR ENDED      YEAR ENDED     INCORPORATION)
                                           AUGUST 31      AUGUST 31       AUGUST 31       TO AUGUST 31
                                              2002           2001             2000             2002
                                       ---------------  ------------  -------------------  -----------
Cash flows from Operating Activities
     Net loss for the period. . . . .  $      (18,160)  $   (18,416)  $          (15,583)  $  (69,452)
     Non-cash administrative expenses          12,600        12,600               12,600       50,400
Changes in non-cash working capital
  item
    Accounts payable and accrued
      liabilities . . . . . . . . . .           3,532         2,939                1,533        9,707
                                       ---------------  ------------  -------------------  -----------

    Cash used in operating activities          (2,028)       (2,978)              (1,450)      (9,345)
                                       ---------------  ------------  -------------------  -----------

Cash flows from Financing Activities
    Capital stock issued. . . . . . .               -             -                    -        5,450
    Due to related party. . . . . . .             983         2,912                    -        3,895
                                       ---------------  ------------  -------------------  -----------

Cash provided by financing activities             983         2,912                    -        9,345
                                       ---------------  ------------  -------------------  -----------

Net increase in cash. . . . . . . . .          (1,045)     (     66)             ( 1,450)           -

Cash, beginning of the period . . . .           1,045         1,111                2,561            -
                                       ---------------  ------------  -------------------  -----------

Cash, end of period . . . . . . . . .  $            -   $     1,045   $            1,111   $        -
                                       ===============  ============  ===================  ===========


Supplemental disclosure of cash flow
 information:
     Cash paid for:
        Interest. . . . . . . . . . .  $            -   $         -   $                -
                                       ===============  ============  ===================

        Income taxes. . . . . . . . .               -             -                    -
                                       ===============  ============  ===================

Non-cash transaction - Note 8





                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
                                 August 31, 2002
                             (Stated in US Dollars)
                              --------------------





                                                                                                DEFICIT
                                                                                               ACCUMULATED
                                                                                               DURING THE PRE-
                                                                        PAID-IN    CONTRIBUTED   EXPLORATION
                                           NUMBER      PAR VALUE        CAPITAL       SURPLUS     STAGE         TOTAL
                                         -----------  ------------  ----------------  --------  -------------  ------
Capital stock issued
For cash               - at $0.001. . .    2,015,000  $      2,015  $           -  $      -  $       -   $  2,015
                       - at $0.01            343,500           343          3,092         -          -      3,435
Capital contribution. . . . . . . . . .            -             -              -    12,600          -     12,600
Net loss for the period . . . . . . . .            -             -              -         -    (17,293)   (17,293)
                                         -----------  ------------  -------------  --------  ----------  ---------

Balance, August 31, 1999. . . . . . . .    2,358,500         2,358          3,092    12,600    (17,293)       757
Capital contribution. . . . . . . . . .            -             -              -    12,600          -     12,600
Net loss for the period . . . . . . . .            -             -              -         -    (15,583)   (15,583)
                                         -----------  ------------   ------------  --------  ----------  ---------

Balance, August 31, 2000. . . . . . . .    2,358,500         2,358          3,092    25,200    (32,876)    (2,226)
Capital contribution. . . . . . . . . .            -             -              -    12,600          -     12,600
Net loss for the period . . . . . . . .            -             -              -         -    (18,416)   (18,416)
                                         -----------  ------------     ----------  --------  ----------  ---------

Balance, August 31, 2001. . . . . . . .    2,358,500         2,358          3,092    37,800    (51,292)   ( 8,042)
Capital contribution. . . . . . . . . .            -             -              -    12,600          -          -
Net loss for the period . . . . . . . .            -             -              -         -    (18,160)   (18,160)
                                         -----------  ------------     ----------  --------  ----------  ---------

BALANCE, AUGUST 31, 2002. . . . . . . .    2,358,500  $      2,358  $       3,092  $ 50,400  $ (69,452)  $(13,602)
                                         ===========  ============    ===========  ========  ==========  =========







                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
               For the years ended August 31, 2002, 2001 and 2000
                             (Stated in US Dollars)
                              --------------------

NOTE 1  NATURE  AND  CONTINUANCE  OF  OPERATIONS
        ----------------------------------------

     The Company was incorporated under the laws of the State of Delaware on September 24, 1998.

     The Company is in the pre-exploration stage. The Company has staked a mineral claim and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amount from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to explore and complete and development of the property and upon future profitable production or proceeds for the sale thereof.

     These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $69,452 since inception and at August 31, 2002 has a working capital deficiency totaling $13,602. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitability operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

NOTE 2  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
        ----------------------------------------------

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

     The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     Pre-exploration  Stage  Company
     -------------------------------

     The Company complies with Financial Accounting Standard Board Statement No. 7, and Securities and Exchange Commission Act Guide 7 for its characterization of the Company as pre-exploration stage.

     Exploration  Expenses
     ---------------------

     Cost of lease, acquisition, exploration, carrying and retaining unproven mineral properties are expenses as incurred.

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
               For the years ended August 31, 2002, 2001 and 2000
                         (Stated in US Dollars) - Page 2
                          --------------------

NOTE 2  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  (CONT'D)
        -----------------------------------------------------------

     Environmental  Costs
     --------------------

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

     Income  Taxes
     -------------

     The  Company  uses  the  liability  method  of  accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes."

     Basic  Loss  Per  Share
     -----------------------

     The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

     Fair  Value  of  Financial  Instrument
     --------------------------------------

     The carrying value of each accounts payable and accrued liabilities and due to related parties approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

NOTE 3  MINERAL  CLAIMS
        ---------------

     The Company has a 100% interest in a 18 unit metric mineral claim known as the SF claims located in the Tulameen Mining Division located 11 miles northwest of Princeton, British Columbia, Canada. The claims have not been proven to have a commercially mineable reserve and therefore all costs for exploration and retaining the properties have been expensed.

NOTE 4  DUE  TO  RELATED  PARTIES
        -------------------------

     Amounts due to related parties are due to a director of the Company and are unsecured, do not bear interest and have no fixed repayment terms.

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
               For the years ended August 31, 2002, 2001 and 2000
                         (Stated in US Dollars) - Page 3
                          --------------------

NOTE 5  DEFERRED  TAX  ASSETS
        ---------------------

     The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     The following table summarizes the significant components of the Company's deferred tax assets:





                                            Total
                                      -----------------
     Deferred  tax  assets

       Non-capital loss carryforward  $         10,500
       Less: valuation allowance . .           (10,500)
                                      -----------------
                                      $              -
                                      =================




     The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carry forwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

NOTE 6  INCOME  TAXES
        -------------

     No provision for income taxes has been provided in these financial statements due to the net loss. At August 31, 2002 the Company has net operating loss carryforwards, which expire commencing in 2019, totaling approximately $69,452, the benefit of which has not been recorded in the financial statements.

NOTE 7  NEW  ACCOUNTING  STANDARDS
        --------------------------

     Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
               For the years ended August 31, 2002, 2001 and 2000
                         (Stated in US Dollars) - Page 4
                          --------------------

NOTE 8  NON-CASH  TRANSACTION
        ---------------------

     Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. Directors and officers of the Company have provided certain administrative services at no charge. The deemed fair value of these services has been recorded as contributed surplus as follows:





                                                                  SEPTEMBER 24
                                                                 1998 (DATE OF
                                                                INCORPORATION)
                                                                TO AUGUST 31,
                      2002            2001           2000            2002
                  -------------  --------------  -------------  --------------
Management fees.  $       6,000  $        6,000  $       6,000  $       24,000
Rent . . . . . .          4,200           4,200          4,200          16,800
Telephone. . . .          2,400           2,400          2,400           9,600
                  -------------  --------------  -------------  --------------

                  $      12,600  $       12,600  $      12,600  $       50,400
                  =============  ==============  =============  ==============




     These  transactions  were  excluded  from  the  statement  of  cash  flows.

NOTE 9  SUBSEQUENT  EVENT
        -----------------

     The Company intends to file a SB-2 registration statement, which includes an initial public offering of 1,000,000 common shares at $0.20 per share.

     The following represents the audited financial statements for the nine months ended May 31, 2003:


                          INDEPENDENT AUDITORS' REPORT

To  the  Stockholders,
Stanford  Management  Ltd.

We have audited the accompanying balance sheets of Stanford Management Ltd. (A Pre-exploration Stage Company) as of May 31, 2003 and August 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the nine months ended May 31, 2003 and for the period September 24, 1998 (Date of Incorporation) to May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Stanford Management Ltd. as of May 31, 2003 and August 31, 2002 and the results of its operations and its cash flows for the nine months ended May 31, 2003 and for the period from September 24, 1998 (Date of Incorporation) to May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver,  Canada
July  15,  2003                                   Chartered  Accountants

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                                 BALANCE SHEETS
                        May 31, 2003 and August 31, 2002
                             (Stated in US Dollars)
                              --------------------






                                                          MAY 31       August 31
                                                           2003           2002
                                                        -----------  --------------
                             ASSETS
                             ------
Current
    Prepaid expenses . . . . . . . . . . . . . . . . .  $    3,732   $           -
                                                        ===========  ==============

                           LIABILITIES
                           -----------

Current Liabilities
      Accounts payable and accrued liabilities . . . .  $   14,779   $       9,707
      Due to related parties - Note 4. . . . . . . . .      10,069           3,895
                                                        -----------  --------------

                                                            24,848          13,602
                                                        -----------  --------------

                       STOCKHOLDERS' DEFICIENCY
                       ------------------------

  Common stock $0.001 par value
  25,000,000 authorized
  2,358,500 outstanding. . . . . . . . . . . . . . . .       2,358           2,358
  Paid-in Capital. . . . . . . . . . . . . . . . . . .       3,092           3,092
  Contributed surplus - Note 8 . . . . . . . . . . . .      59,850          50,400
  Deficit accumulated during the pre-exploration stage     (86,416)        (69,452)
                                                        -----------  --------------

                                                           (21,116)        (13,602)
                                                        -----------  --------------

                                                        $    3,732   $           -
                                                        ===========  ==============

  Nature and Continuance of Operations - Note 1
  Subsequent Event - Note 9





APPROVED  BY  THE  BOARD:


       /s/  "Glen  Macdonald",  Director     /s/"Vera  McCullough", Director
------------------------------               ----------------------

                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                             STATEMENT OF OPERATIONS
      For the three and nine months ended May 2003 and 2002 and the period
           September 24, 1998 (Date of Incorporation) to May 31, 2003
                             (Stated in US Dollars)
                              --------------------
                                   (Audited)
                                                            Sept.  24
                  (Unaudited)   (Audited)  (Unaudited)  1998, (Date  of
             Three  months ended  Nine  months ended    (Incorporation)
                  May  31              May  31            to  May  31,
               2003       2002     2003       2002           2003
         ----         ----         ----         ----           ----




Expenses
Accounting, audit and
legal. . . . . . . . . $ 5,390   $    -   $ 5,340   $    -   $11,640
Bank charges and
 interest. . . . . . .     295      116       423      263     1,041
Exploration expenses .       -        -       500        -     4,694
 Filing fees . . . . .       -      125         -      502     1,152
Management fees -
Note 8 . . . . . . . .   1,500    1,500     4,500    4,500    28,500
Office . . . . . . . .       -      153         -      153       563
Rent - Note 8. . . . .   1,050    1,050     3,150    3,150    19,950
Telephone - Note 8 . .     600      600     1,800    1,800    11,400
Transfer agent's fees.   1,200    1,200     1,251    1,215     7,476
                       ----------------   -------  -------   -------

Net loss for the period$10,035  $ 4,744   $16,964  $11,583   $86,416
                   ===========  =======  ========  =======   =======

Basic and diluted loss
        per share      $ (0.00) $ (0.00) $ ( 0.01) $( 0.00)
                       =======  =======  ========  ========

Weighted average
shares outstanding . 2,358,500 2,358,500 2,358,500 2,358,500
                   =========== ========= ========= =========






                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                             STATEMENT OF CASH FLOWS
       For the nine months ended May 31, 2003 and 2002 and for the period
           September 24, 1998 (Date of Incorporation) to May 31, 2003
                             (Stated in US Dollars)
                              --------------------
                                                               (Audited)
                                                            September  24,
                                 (Audited)   (Unaudited)     1998 (Date of
                                  Nine  months  ended       Incorporation)
                                         May  31              to  May  31
                                     2003         2002            2003
                                     ----         ----            ----




Operating Activities
     Net loss for the period . . . . . .  $  (16,964)  $  (11,583)  $  (86,416)
     Non-cash administrative expenses. .       9,450        9,450       59,850
Changes in non-cash working capital
  item
    Prepaid expenses . . . . . . . . . .      (3,732)           -       (3,732)
    Accounts payable and accrued liabilities   5,072        1,399       14,779
                                          -----------  -----------  -----------

Cash used in operating activities. . . .      (6,174)        (734)     (15,519)
                                          -----------  -----------  -----------

Cash flows from Financing Activities
    Capital stock issued . . . . . . . .           -            -        5,450
    Due to related party . . . . . . . .       6,174            -       10,069
                                          -----------  -----------  -----------

Cash provided by financing activities. .           -            -       15,519
                                          -----------  -----------  -----------

Net decrease in cash for the period. . .           -         (734)           -

Cash, beginning of the period. . . . . .           -        1,045            -
                                          -----------  -----------  -----------

Cash, end of period. . . . . . . . . . .  $        -   $      311   $        -
                                          ===========  ===========  ===========


Supplemental disclosure of cash flow
 information:
     Cash paid for:
        Interest . . . . . . . . . . . .  $        -   $        -   $        -
                                          ===========  ===========  ===========
        Income taxes . . . . . . . . . .  $        -   $        -   $        -
                                          ===========  ===========  ===========

Non-cash transaction - Note 8





                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
    for the period September 24, 1998 (Date of Incorporation) to May 31, 2003
                             (Stated in US Dollars)
                              --------------------







                                                                                                 DEFICIT
                                                                                               ACCUMULATED
                                                                                             DURING THE PRE-
                                                         PAR       PAID-IN       CONTRIBUTED   EXPLORATION
                                           NUMBER       VALUE      CAPITAL         SURPLUS         STAGE      TOTAL
                                         -----------  ---------  ------------  ----------------  ---------  -------
Capital stock issued
For cash               - at $0.001. . .    2,015,000  $   2,015  $        -  $              -  $      -   $  2,015
                             - at $0.01      343,500        343       3,092                 -         -      3,435
Capital contribution. . . . . . . . . .            -          -           -            12,600         -     12,600
Net loss for the period . . . . . . . .            -          -           -                 -   (17,294)   (17,294)
                                         -----------  ---------  ----------  ----------------  ---------  ---------

Balance, August 31, 1999. . . . . . . .    2,358,500      2,358       3,092            12,600   (17,294)       756
Capital contribution. . . . . . . . . .            -          -           -            12,600         -     12,600
Net loss for the period . . . . . . . .            -          -           -                 -   (15,583)   (15,583)
                                         -----------  ---------  ----------  ----------------  ---------  ---------

Balance, August 31, 2000. . . . . . . .    2,358,500      2,358       3,092            25,200   (32,877)    (2,227)
Capital contribution. . . . . . . . . .            -          -           -            12,600         -     12,600
Net loss for the period . . . . . . . .            -          -           -                 -   (18,415)   (18,415)
                                         -----------  ---------  ----------  ----------------  ---------  ---------

Balance, August 31, 2001. . . . . . . .    2,358,500      2,358       3,092            37,800   (51,292)   ( 8,042)
Capital contribution. . . . . . . . . .            -          -           -            12,600         -     12,600
Net loss for the period . . . . . . . .            -          -           -                 -   (18,160)   (18,160)
                                         -----------  ---------  ----------  ----------------  ---------  ---------

Balance, August 31, 2002. . . . . . . .    2,358,500      2,358       3,092            50,400   (69,452)   (13,602)
Capital contribution. . . . . . . . . .            -          -           -             9,450         -      9,450
Net loss for the period . . . . . . . .            -          -           -                 -   (16,964)   (16,964)
                                         -----------  ---------  ----------  ----------------  ---------  ---------
BALANCE, MAY 31, 2003 . . . . . . . . .    2,358,500  $   2,358  $    3,092  $         59,850  $(86,416)  $(21,116)
                                         ===========  =========  ==========  ================  =========  =========









                             SEE ACCOMPANYING NOTES

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 2003
                             (Stated in US Dollars)
                              --------------------


NOTE 1  NATURE  AND  CONTINUANCE  OF  OPERATIONS
        ----------------------------------------

     The Company was incorporated under the laws of the State of Delaware on September 24, 1998.

     The Company is in the pre-exploration stage. The Company has staked a mineral claim and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amount from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to explore and complete and develop the property and upon future profitable production or proceeds for the sale thereof.

     These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $86,416 since inception and at May 31, 2003 has a working capital deficiency totaling $21,116. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

NOTE 2  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
        ----------------------------------------------

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment. Actual results may vary from these estimates.

     The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     Pre-exploration  Stage  Company
     -------------------------------

     The Company complies with Financial Accounting Standard Board Statement No. 7, and Securities and Exchange Commission Act Guide 7 for its characterization of the Company as pre-exploration stage.

     Exploration  Expenses
     ---------------------

     Cost of lease, acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 2003
                         (Stated in US Dollars) - Page 2
                          --------------------


NOTE 2  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  (CONT'D)
        -----------------------------------------------------------

     Environmental  Costs
     --------------------

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

     Income  Taxes
     -------------

     The  Company  uses  the  liability  method  of  accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes."

     Basic  Loss  Per  Share
     -----------------------

     The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

     Fair  Value  of  Financial  Instrument
     --------------------------------------

     The carrying value of each accounts payable and accrued liabilities and due to related parties approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

NOTE 3  MINERAL  CLAIMS
        ---------------

     The Company has a 100% interest in a 18 unit metric mineral claim known as the SF claims located in the Similkameen Mining Division located 11 miles northwest of Princeton, British Columbia, Canada. The claims have not been proven to have a commercially mineable reserve and therefore all costs for exploration and retaining the properties have been expensed.

NOTE 4  DUE  TO  RELATED  PARTIES
        -------------------------

     Amounts due to related parties are due to a director of the Company and are unsecured, do not bear interest and have no fixed repayment terms.

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 2003
                         (Stated in US Dollars) - Page 3
                          --------------------


NOTE 5  DEFERRED  TAX  ASSETS
        ---------------------

     The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     The following table summarizes the significant components of the Company's deferred tax assets:





                                               Total
                                         -----------------
     Deferred  tax  assets

         Non-capital loss carry-forward  $         12,400
         Less: valuation allowance. . .           (12,400)
                                         -----------------
                                         $              -
                                         =================




     The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carry forwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carry-forwards, regardless of their time of expiry.

NOTE 6  INCOME  TAXES
        -------------

     No provision for income taxes has been provided in these financial statements due to the net loss. At August 31, 2002 the Company has net operating loss carry-forwards, which expire commencing in 2019, totaling approximately $69,452, the benefit of which has not been recorded in the financial statements.

NOTE 7  NEW  ACCOUNTING  STANDARDS
        --------------------------

     Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

                            STANFORD MANAGEMENT LTD.
                        (A Pre-exploration Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 2003
                         (Stated in US Dollars) - Page 4
                          --------------------

NOTE 8  NON-CASH  TRANSACTION
        ---------------------

     Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. Directors and officers of the Company have provided certain administrative services at no charge. The deemed fair value of these services has been recorded as contributed surplus as follows:

                                                                    (Audited)
                                                                   Sept.  24,
                       (Unaudited)    (Audited)  (Unaudited)     1998 (Date  of
                  Three  months ended   Nine months ended        Incorporation)
                        May  31              May  31              to  May  31
                    2003        2002      2003      2002             2003
                    ----        ----      ----      ----             ----





Management fees     $1,500     $1,500     $4,500     $4,500      $28,500
Rent. . . . . .      1,050      1,050      3,150      3,150       19,950
Telephone . . .        600        600      1,800      1,800       11,400
                   -------     ------     ------  -   -----     --------

                   $ 3,150     $3,150     $9,450     $9,450     $ 59,850
                   =======     ======     ======     ======     ========





     These  transactions  were  excluded  from  the  statement  of  cash  flows.

NOTE 9  SUBSEQUENT  EVENT
        -----------------

     The Company intends to file a SB-2 registration statement, which includes an initial public offering of 1,000,000 common shares at $0.20 per share.

ITEM  23.  CHANGES  IN  AND  DISAGREEMENT  WITH  ACCOUNTANTS  ON  ACCOUNT
                  AND  FINANCIAL  DISCLOSURE

The principal accountant's report, rendered by Amisano Hanson, Chartered Accountants, on the financial statements did not contain adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles. No decision has been made by the shareholders of the Stanford to change accountants. There has been no disagreement with the auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

                                     PART II


               ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Information on this item is set forth in the prospectus under the heading Item 14 - "Disclosure of Commission Position on Indemnification for Securities Act Liabilities" on page 28.

              ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, all of which are being paid by Stanford:





                                                   Minimum          Maximum
                                                Subscription      Subscription
                                                -------------    -------------

Audit and accounting . . . . . . . . . . . . .  $       5,000  $       5,000
Legal. . . . . . . . . . . . . . . . . . . . .          5,000          5,000
Office and miscellaneous . . . . . . . . . . .            500            700

Transfer agent's fees - new issuance of shares          1,000          1,500
                                                -------------  -------------
Estimated Expenses of issuance . . . . . . . .  $      11,500  $      12,200
                                                =============  =============





                ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

From inception through to July 31, 2003, Stanford has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed $1,000,000):

     (i)  Subscription  for  shares  by  a  Director  and  Officer  of  Stanford

          (a)  Subscription  for  shares  by  a  former  director  and  officer

          On February 24, 1999 Stanford issued to its former President, Philip Yee, 400,000 common shares at .001 per share.

          Douglas Symonds, a former President, acquired the 400,000 common shares previously held by Mr. Yee for becoming Stanford's President.

          (b)  Subscription  for  shares  by  current  directors  and  officers

          Stanford's new President Glen Macdonald, was transferred the 400,000 common shares previously held by Mr. Symonds for becoming the President of Stanford on October 24, 2002.

          These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, Glen Macdonald could sell within a three month period a percentage of his shares based on 1% of the outstanding stock in the

          Stanford. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

          (ii) Subscription  for  1,615,000  shares

          On February 24, 1999, Stanford accepted subscriptions from 18 investors in the amount of 1,615,000 shares at a price of $0.001 per share. In all cases, the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

          (iii)  Subscription  for  343,500  shares

          On March 3, 1999, Stanford accepted subscriptions from 40 investors in the amount of 343,500 shares at a price of $0.01 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

                               ITEM 27.  EXHIBITS

The following exhibits are included as references from Stanford's
Registration Statement on Form SB-2 filed on August 26, 2003.






EXHIBIT
NO.                             DESCRIPTION
-------------------------------------------------------------------------------
3.i . . Certificate of Incorporation

3.i-I   Certificate of Renewal and the Revival of the
 . . . . . .Certificate Of Incorporation

3 .ii .  By-laws

4.1      Stock Specimen

5.1      Opinion re. Legality

10.1     Material Contracts
            Transfer Agent and Registrar Agreement

11.1    Statement re: Computation of Per Share
            Earnings

23.1    Consent of Experts and Counsel
               Amisano Hanson
               John Jenks, P. Geo.

99      99.1    Share Subscription Agreement
        99.2    Indemnification Agreement






                             ITEM 28.  UNDERTAKINGS

Stanford  hereby  undertakes  to:

(a)

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10 (a) (3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act of 1933, Stanford will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time will be deemed to be the initial bona fide offering.

(3) Stanford will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officers or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.








                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, Stanford certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada on August 25, 2003.


 STANFORD  MANAGEMENT  LTD.
        (Registrant)

     /s/  "Glen  Macdonald"
     ----------------------
           Glen  Macdonald
     Chief  Executive  Officer
     President,  and  Director




                            SPECIAL POWER OF ATTORNEY

The undersigned constitute and appoint Glen Macdonald their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form SB-2 registration the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


Dated:    August  25,  2003



/s/  "Glen  Macdonald"
----------------------
Glen  Macdonald
Chief  Executive  Officer
President  and  Director



/s/  "Vera  McCullough"
-----------------------
Vera  McCullough
Chief  Accounting  Officer
Secretary  Treasurer  and  Director